NI 43-101 TECHNICAL REPORT

On The

PAMPAS EL PEÑON PROPERTY,

Province and Municipality of Antofagasta,

Antofagasta Region (II), Chile

Centered at Approximately

Latitude 24° 11’ South by Longitude 69o 26’ West

- Report Prepared For -

Rouge Resources Ltd.

- Report Prepared By -

JAMES A. McCREA. P. Geo.

10743 139 Street, 306

Surrey, BC, V3T 4L8

Effective Date:

July 4, 2016

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report for Rouge Resources Ltd. by James A. McCrea, P.Geo.  The quality of information and conclusions contained herein are consistent with the level of effort involved in Mr. McCrea’s services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this report.  This report is intended to be used by Rouge Resources Ltd., subject to the terms and conditions of its contract with Mr. McCrea.  This contract permits Rouge Resources Ltd. to file this report as a Technical Report to satisfy TSX Venture Policy requirements pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects. Except for the purposes legislated under provincial securities law, any other use of this report by any third party is at that party’s sole risk.

* - Cover photograph – Pampa Augusta Victoria Pit, Yamana Gold.

Rouge Resources Ltd.	Page i

Date and Signature Page

CERTIFICATE OF QUALIFIED PERSON

I, James Albert McCrea, am a professional geologist residing at 306 - 10743 139 Street, Surrey, British Columbia, Canada do hereby certify that:

I am the author of the "NI 43-101 Technical Report on the Pampas El Peñon Property, Province and Municipality of Antofagasta, Antofagasta Region (II), Chile”, dated July 4, 2016;

•

I am a Registered Professional Geoscientist (P. Geo.), Practising, with the Association of Professional Engineers and Geoscientists of British Columbia, (Licence # 21450).  I graduated from the University of Alberta, Canada, with a B. Sc. in Geology in 1988.

•

I have worked as a geoscientist in the minerals industry for over 25 years and I have been directly involved in the mining, exploration and evaluation of mineral properties mainly in Canada, the United States, Mexico, Peru, Chile, Argentina, Bolivia and Colombia for gold, silver, copper, molybdenum and base metals;

•

I visited the Pampas El Peñon Property and area on May 31st to June 1st, 2016.

•

I had no prior involvement with the property before I visited it in May of 2016;

•

I was retained by Rouge Resources Ltd. to prepare an exploration summary on the Pampas El Peñon Property, Province and Commune of Antofagasta, Antofagasta Region (II), Chile, in accordance with National Instrument 43-101.  The report is based on my review of project files and information provided by Arena Minerals Inc., the Property vendor, and discussions with company personnel;

•

I am responsible for all sections of the "NI 43-101 Technical Report on the Pampas El Peñon Property, Province and Municipality of Antofagasta, Antofagasta Region (II), Chile”, dated July 4, 2016.

•

I am independent of Rouge Resources Ltd. and Arena Minerals Inc. as independence is described by Section 1.5 of NI 43-101. I have not received, nor do I expect to receive, any interest, directly or indirectly, in Rouge Resources Ltd. or Arena Minerals Inc.

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I have read National Instrument 43-101 and Form 43-101F1 and, by reason of education and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

•

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

•

I, the undersigned prepared this report titled “NI 43-101 Technical Report on the Pampas El Peñon Property, Province and Municipality of Antofagasta, Antofagasta Region (II), Chile”, dated July 4, 2016, in support of the public disclosure of technical aspects for the Pampas El Peñon Property by Rouge Resources Ltd.

Effective Date: July 4, 2016

Signed By James A. McCrea

_______________________

James A. McCrea, B. Sc., P. Geo.

(signed and sealed original copy on file)

Dated this 4th day of July, 2016

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page ii

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page iii

4.7.3	Land Use	25
4.8	Foreign Investment	25
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE and
PHYSIOGRAPHY		29
5.1	Accessibility	29
5.2	Climate	29
5.3	Local Resources and Infrastructure	29
5.4	Physiography	30
6.0	HISTORY	31
6.1	Caliche Exploitation in Northern Chile	31
6.2	Property History	32
7.0	GEOLOGICAL SETTING and MINERALIZATION	35
7.1	Regional Geology	35
7.2	Local Geology	41
8.0	DEPOSIT TYPES	43
9.0	EXPLORATION	45
9.1	Aster Alteration Image Mapping	45
9.2	Geochemical Sampling	45
9.3	Exploration Results and Interpretation	52
10.0	DRILLING	57
11.0	SAMPLE PREPARATION, ANALYSES AND SECURITY	58
11.1	Arena 2013/2014 Program	58
11.2	Quality Control Measures	58
11.2.1	General procedures	59
11.2.2	Definitions	59
11.3	Conclusions	61
12.0	DATA VERIFICATION	62
12.1	Verification Sampling Results	62
13.0	MINERAL PROCESSING and METALLURGICAL TESTING	64
14.0	MINERAL RESOURCE ESTIMATES	65
23.0	ADJACENT PROPERTIES	66
24.0	OTHER RELEVANT DATA and INFORMATION	67
25.0	INTERPRETATION and CONCLUSIONS	68
26.0	RECOMMENDATIONS	69
27.0	REFERENCES	70

List of Tables

Table 4.1: Pampas El Peñon Property Mining Concessions		8
Table 4.2: SQM Agreement Summary – Worked Claims		11
Table 4.3: SQM Agreement Summary – Greenfield Claims		12
Table 11.1: Description of standards used for quality control		60
Table 11.2: Results of assays of certified reference standards		60
Table 12.1: Verification Samples from the Pampas El Peñon Property		62

List of Figures

Figure 4.1: Location Map of the Pampas El Peñon Property		9
Figure 4.2: Mining Concession Map of Pampas El Peñon Property		10

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page iv

Figure 6.1: Summary of SQM Exploration Results 2010/11	34
Figure 7.1: Physiographic Provinces of Northern Chile with Concession Outline	35
Figure 7.2: Paleocene to Early Eocene Copper Belt (after Sillitoe et al., 2005)	38
Figure 7.3: Simplified Regional Geology of Chile, Region II	39
Figure 7.4: Legend for Simplified Regional Geology of Chile, Region II	40
Figure 7.5: Local Geology Map, Sernagiomin, 2003	42
Figure 8.1: Porphyry Copper System showing related deposit types	44
Figure 9.1: Pampas El Peñon Geochemical Sampling – Silver	47
Figure 9.2: Pampas El Peñon Geochemical Sampling – Arsenic	48
Figure 9.3: Pampas El Peñon Geochemical Sampling – Lead	49
Figure 9.4: Pampas El Peñon Geochemical Sampling – Antimony	50
Figure 9.5: Pampas El Peñon Geochemical Sampling – Zinc	51
Figure 9.6: Pampas El Peñon Plan Map Showing Exploration Results, Section Locations and
Proposed Drilling	54
Figure 9.7: Pampas El Peñon Schematic Sections with Proposed Drilling	56
Figure 12.1: Verification Sample Locations	63

List of Photographs

Photograph No. 1: Photograph of Rhyolite Dome and SQM Trench from Target B	46
Photograph No. 2: Core Photographs from Yamana’s Pampa Augusta Victoria Deposit, Core
from Holes DDV 0002 and DDV 0003 Showing High Manganese and Goethite Content	53
Photograph No. 3: Photograph of Chert from Target B	53
Photograph No. 4: Photograph of Manganese Breccia from Target D	55
Photograph No. 5: Sample 1 from the SQM Trench on Drill Target B	62

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 1

1.0

SUMMARY

1.1

Introduction

The Pampas El Peñon Property is a gold-silver exploration property in the Antofagasta Region (II) of northern Chile subject to an agreement where Rouge Resources Ltd. (‘Rouge‘ or the ‘Company’), purchases 100% of Arena Minerals Inc.’s (‘Arena’) interest in 4-year option agreement to earn an 80% interest in Pampas El Peñon Property, plus the remaining 20% of the property held by the underlying owner Sociedad Química y Minera de Chile S.A. (‘SQM’).

At the request of Rouge Resources Ltd., James A. McCrea, P. Geo., carried out an independent review of the Pampas El Peñon Property (the ‘Property’) in the Municipality of Antofagasta, Antofagasta Region (II), Chile.  The author conducted a property examination, reviewed available exploration results and prepared this independent technical report (the ‘Report’) in accordance with the requirements of National Instrument 43-101 (‘NI 43-101’) and Form 43-101F1 (Standards of Disclosure for Mineral Properties) to be a comprehensive review of the exploration activities on the property, and, if warranted, to provide recommendations for future work.  For the purposes of NI 43-101, the Property is considered an early-stage exploration property.

The sources of information for this technical report are the results from the site visit; internal company reports from the Property owner, internal company reports from the Vendor, reports from the operating mines in the area, plus other published government reports and scientific papers.  Information concerning the mining concessions comes from Arena and has not been independently verified by the author.

1.2

Property Description and Ownership

The Property consists of two groups of contiguous mining concessions containing 13 mining concessions and totalling approximately 3,400 hectares.  The concessions are all mining concessions and are owned by Sociedad Química y Minera de Chile S.A. under option to Rouge.  The concessions optioned to Rouge are listed in Table 4.1.  The concessions are shown in Figure 4.2.

1.2.1

Description of the Transaction

Rouge Resources has executed a Letter of Intent (‘LOI’), dated May 26, 2016, to purchase 100% of Arena Minerals’ interest in a four-year definitive option agreement (‘SQM Option Agreement’) to acquire between 85% and 100% of various claim blocks in the Pampas El Peñon project on February 11, 2013.  To earn this interest, Rouge will pay Arena 9,550,000 common shares and assume Arena‘s requirement to pay to the Sociedad Química y Minera de Chile S.A. certain annual payments and complete certain minimum work commitment expenditures over the remainder of the four year period on a per hectare basis.  Rouge will issue 5,350,000 common shares to Sociedad Química y Minera de Chile S.A. for consideration of a waiver by SQM of the exploration commitments under the option agreements and for the purchase of a 15% ownership in 1700 hectares bringing Rouges final interest in the Property to 100%.  The waiver limits the total work commitment as not more than $1.83 million.  Rouge is required to pay SQM $225,000 and complete the work commitment of not more than $1.83 million by July 27, 2017.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 2

1.3

Accessibility and Physiography

The Property is located 140 km southeast of the City of Antofagasta and access to the Property is via Route CH-28 to Route CH-5, which is part of the Pan-American Highway and then east on Route B-55 which passes just north of the Augusta Victoria North concession group.  The Property is readily accessible from a paved highway and hence on dirt roads across the desert to access the individual prospects.  Total travel time from Antofagasta to the Property is about two and a half hours.  The City of Antofagasta, the capital of Antofagasta Region and Province with a population of 345,420 (2012, Wikipedia), can be accessed via numerous daily flights from Santiago and other centres in the north of the country and from Lima, Peru.  Flight time from Santiago to Antofagasta is 2 hours.  The Pan-American Highway connects Antofagasta with Santiago, 1,100 km to the south and the rest of Chile.

1.4

History

SQM historically exploited and explored for non-metallic minerals such as nitrates, sulphates and iodine on the Property.  The modern form of this exploration was by drilling short reverse circulation holes on a 200 to 300 m grid, in a similar fashion to the early exploration programs using hand-dug pits.  The holes were drilled mainly in the areas of the pampas (plains).  The holes were concentrated in areas where they believed they would find caliche and so they were generally away from areas of obvious rock outcrop.

SQM held the Property for non-metallic minerals and possibly conducted preliminary exploration for nitrates on the Property but no evidence was seen in the field for hand dug pits or short, grid drilled, RC holes which are the common methods used by SQM to explore for nitrites.  The author does not know the timing of this preliminary exploration.  The possible reason for limited nitrate exploration on the Property appears to be related to the geomorphology not being ideal for the formation of caliches.

Recent exploration, in 2010-2011 was focused on epithermal gold-silver vein systems.  This exploration, which included prospecting, geochemical sampling, trenching, mapping and RC drilling, was carried out only on the western concession group, as the northern concession group has no outcrop.

1.5

Geological Setting and Mineralization

The Paleocene to early Eocene belt, hosting the third largest copper concentration in the central Andes, extends for ~1,900 km from southern Peru to central Chile (lat 17º–32º S) and averages 30 to 50 km in width (Figure 7.2).  The belt is defined principally by porphyry-type deposits but also includes associated epithermal deposits like the high-sulphidation epithermal enargite-bearing vein deposit at El Guanaco and epithermal gold-silver at El Peñon and at Faride.  The most important epithermal deposit in the belt is El Peñon.

1.6

Exploration and Drilling

The initial exploration work was designed to verify the validity of previous work carried out on the Property and review the existing exploration targets.  Existing trenches were visited and selected samples were collected to verify the previously reported anomalies of trace elements. The RC chips from the short drill hole program carried out by the previous owners were reviewed and the existing geology mapping was reviewed.

There is no current drilling on the Property.  The SQM RC drill program in 2010-2011 is the last drilling done on the property and is discussed in the history section.

The Property is considered prospective for the discovery of new epithermal gold-silver mineralization.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 3

1.7

Mineral Processing and Metallurgical Testing

There are currently no metallurgical studies for the Property.

1.8

Mineral Resources

There are currently no 43-101-compliant Mineral Resource estimates for the Property.

1.9

Interpretations and Conclusions

The Pampas El Peñon Property displays styles of mineralization characteristic of the low to intermediate sulphidation epithermal deposits similar to El Peñon where the veins do not crop out on surface.  The Central Andean Paleocene belt is ~1900 kilometres long and extends from southern Peru to central Chile.  Mineralization is associated with an orogen-parallel metallogenic belt of highly prospective Jurassic and Paleocene-Early Miocene volcanic and intrusive rocks.  This suite of rocks hosts the Lomas Bayas, Spence, Sierra Gorda, El Peñon, and Mantos Blancos mines from the Antofagasta Region of Northern Chile and the region accounts for almost 18% of world copper production (2011) and significant gold production.

Current exploration on the Property has identified five priority targets with geochemical and geological features similar to the productive low- to intermediate-sulphidation epithermal veins found on Yamana Gold’s Pampa Augusta Victoria mine located immediately to the East of the property limit.

The author has been unable to verify this information about Pampa Augusta Victoria and that the information may not be indicative of the mineralization on the Property.

The Property is in the early exploration stage, the risks and uncertainties associated with this stage of exploration are the challenges in discovering new, potentially economic, epithermal systems on a property where the majority of the property is covered by recent colluvial and alluvial deposits.  The foreseeable impacts of these risks and uncertainties would be the failure to discover additional mineralization that would limit its exploration potential.

The Pampas El Peñon property warrants further exploration for epithermal gold-silver systems with the potential of discovering a low to intermediate sulphidation epithermal deposit.

1.10

Recommendations

The recommended exploration and work programs, in US dollars, for the five drill targets on the Property, are as follows:

Phase I $889,000

•

Geophysical survey $7,000

Ground Magnetic Survey

•

6,500 m RC drill program $715,000

•

Geologists $70,000

•

Assays $70,000

•

Truck rentals $10,000

Includes fuel and maintenance

•

Accommodations $5,000

•

Travel $7,000

•

Supplies and misc. $5,000

The work program will consist of 700-line kms of ground magnetics covering both concession groups.

The RC drill program will test the five drill targets on the concession groups as detailed in Figure 9.7.

The Phase II program is contingent upon positive results from the Phase I program.  Following a thorough compilation and review by a qualified person the following Phase II drill program is recommended to further test significant results from Phase I:

Phase II $220,000

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1,500 m RC drill program $165,000

•

Geologists $20,000

•

Assays $20,000

•

Truck rentals and maintenance $5,000

•

Travel $5,000

•

Accommodations $3,000

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 4

•

Supplies and misc. $2,000

The follow up drill program is to test any significant results from Phase I.

Program total $1,109,000

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 5

2.0

INTRODUCTION

2.1

Introduction and Terms of Reference

At the request of Rouge Resources Ltd. (‘Rouge‘), James A. McCrea, P. Geo., carried out an independent review of the Pampas El Peñon Property (the ‘Property’) in the Province and Commune of Antofagasta, Antofagasta Region (II), Chile.  The author conducted a property examination and site visit, reviewed available exploration results and prepared this independent technical report (the ‘Report’).  The report was prepared in accordance with the requirements of National Instrument 43-101 (‘NI 43-101’) and Form 43-101F1 (Standards of Disclosure for Mineral Properties) to be a comprehensive review of the exploration activities on the property, and, if warranted, to provide recommendations for future work.  For the purposes of NI 43-101, the Property is considered an early-stage exploration property.  This Report is intended to be read in its entirety.

2.2

Site Visit

The author, an independent qualified person according to NI 43-101, visited the Property on May 31st, 2016.  The author examined several mineral showings, trenches and historic drill pads, and collected two verification samples from surface showings or trenches.  The Property is considered an exploration-stage property with the North prospect having no drilling and the West prospect drilling shows no significant assay results but do provide geochemical and geological information.

2.3

Sources of Information

The author was not involved in any previous exploration activities on the Property.  This report refers to the past works undertaken by other qualified geologists and professional field personnel.  Other non-project specific reports by qualified personnel have been referenced whenever possible.  The information, conclusions, opinions and recommendations are based upon:

•

information available to the author at the time of the preparation of this report;

•

assumptions, conditions and qualifications as set forth in this report; and

•

data, reports and other information provided by Arena Minerals Inc. and other third party sources.

•

reports from the operating mines in the area, plus other published government reports and scientific papers.

•

During the site visit and while preparing this report, the author reviewed all of the readily available exploration and technical reports pertaining to this property.  This exploration information is of good quality, and there is no reason to believe that any of the information is incomplete or inaccurate.

Information concerning mining concessions was provided by Arena Minerals Inc. (‘Arena’), the Property vendor, and has not been independently verified by the author.  Population statistics, weather and local information for the project area was obtained from Wikipedia (http://www.en.wikipedia.org/wiki/antofagasta).  A detailed list of references and sources of information is provided in the References section of this report.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 6

2.4

Abbreviations and Units of Measure

Metric units are used throughout in this report and currencies are in United States Dollars (US$) unless otherwise stated.  Market gold or silver metal prices are reported in US$ per troy ounce.  A list of abbreviations that may be used in this report is provided below.

Abbreviation	Description	Abbreviation	Description
%	percent	li	limonite
AA	atomic absorption	m	metre
Ag	silver	m2	square metre
AMSL	above mean sea level	m3	cubic metre
as	arsenic	Ma	million years ago
Au	gold	mg	magnetite
AuEq	gold equivalent grade	mm	millimetre
Az	azimuth	mm2	square millimetre
b.y.	billion years	mm3	cubic millimetre
CAD$	Canadian dollar	mn	pyrolusite
cl	chlorite	Mo	Molybdenum
cm	centimetre	Moz	million troy ounces
cm2	square centimetre	ms	sericite
cm3	cubic centimetre	Mt	million tonnes
cc	chalcocite	mu	muscovite
cp	chalcopyrite	m.y.	million years
Cu	copper	NI 43-101	National Instrument 43-101
cy	clay	opt	ounces per short ton
°C	degree Celsius	oz	troy ounce (31.1035 grams)
°F	degree Fahrenheit	Pb	lead
DDH	diamond drill hole	pf	plagioclase
ep	epidote	ppb	parts per billion
ft	feet	ppm	parts per million
ft2	square feet	py	pyrite
ft3	cubic feet	QA	Quality Assurance
g	gram	QC	Quality Control
gl	galena	qz	quartz
go	goethite	RC	reverse circulation drilling
GPS	Global Positioning System	RQD	rock quality description
gpt	grams per tonne	sb	antimony
ha	hectare	Sedar	System for Electronic Document Analysis and Retrieval
hg	mercury	SG	specific gravity
hm	hematite	sp	sphalerite
ICP	induced coupled plasma	st	short ton (2,000 pounds)
kf	potassic feldspar	t	tonne (1,000 kg or 2,204.6 lbs)
kg	kilogram	to	tourmaline
km	kilometre	um	micron
km2	square kilometre	US$	United States dollar
l	litre	Zn	zinc

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 7

2.5

Acknowledgements

The author wishes to thank the officers and personnel of Arena Minerals Inc. for providing the technical materials and the assistance required to prepare this report.

3.0

RELIANCE ON OTHER EXPERTS

For this report, the author was provided with a letter from a law firm in Santiago confirming the validity and status of the option agreement and that concession information is current as of July 4, 2016 when the title opinion was requested.  The law firm is: Morales & Besa – Av. Isidora Goyenechea 3477, Piso 19, Las Condes, Santiago, Chile

Morales & Besa also provided the Chilean Mining Regulations found in Section 4.3 of this report.

The author is not an expert in legal matters, such as the assessment of the legal validity of mining concessions, mineral rights, and property agreements.  The author did not conduct any detailed investigations of the environmental or social-economic issues associated with the Property, and the author is not an expert with respect to these issues. The author has relied on Arena and SQM to provide full information concerning the legal status of mineral tenures, material terms of all agreements, and material environmental and permitting information that pertain to the Property.  The author has not personally verified the concession titles.

This report has been prepared for use by Rouge Resources Ltd.  The Report is intended to be read as a whole, and sections or parts thereof should therefore not be read or relied upon out of context.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 8

4.0

PROPERTY DESCRIPTION and LOCATION

4.1

Property Location

The Pampas El Peñon Property is located in the Antofagasta Region (II) of northern Chile, 140 kilometres southeast of the city of Antofagasta in the Province and Municipality (Commune) of Antofagasta.  The geographic coordinates near the centre of the Property are approximately latitude 24° 11’ S by longitude 69o 26’ W or in WGS 84 Zone 19S, at 7,326,000 m North by 456,000 m East. The Property location is shown in Figure 4.1 along with local infrastructure and highways.

4.1

Property Description

The Property is located in an area with extensive mining development and neighbouring world-class gold and copper mines.  The property covers a poorly tested portion of the highly prospective Paleocene-Early Eocene magmatic arc rocks known as the Paleocene belt.  The Property is adjacent to the epithermal Pampa Augusta Victoria (PAV) deposit of Yamana Gold’s El Peñon mine and contains similar geochemical and structural features, which are prospective for the discovery of low to intermediate epithermal gold/silver systems similar to those in production at El Peñon.

The author has been unable to verify this information about Pampa Augusta Victoria and that the information may not be indicative of the mineralization on the Property.

The property consists of two groups of contiguous mining concessions containing 13 concessions and totalling approximately 3,400 ha.  The concessions are all mining concessions and are owned by SQM under option to Rouge.  The concessions are permitted mining concessions and maintenance of the concessions requires the payment of an annual tax or canon to the Chilean government.  The annual tax has been paid for 2016.  The concessions optioned to Rouge are listed in Table 4.1 and shown in Figure 4.2.

Table 4.1: Pampas El Peñon Property Mining Concessions

FID	Name	Concession Group	Area Ha	ROL
1	AUGUSTA 46 DEL 1 AL 20	Augusta Victoria West	200	494-2006
2	AUGUSTA 47 DEL 1 AL 30	Augusta Victoria West	300	495-2006
3	AUGUSTA 48 DEL 1 AL 30	Augusta Victoria West	300	496-2006
4	AUGUSTA 49 DEL 1 AL 30	Augusta Victoria West	300	497-2006
5	AUGUSTA 55 DEL 1 AL 15	Augusta Victoria North	150	503-2006
6	AUGUSTA 56 DEL 1 AL 20	Augusta Victoria North	200	504-2006
7	AUGUSTA 57 DEL 1 AL 25	Augusta Victoria North	250	505-2006
8	AUGUSTA 58 DEL 1 AL 30	Augusta Victoria North	300	506-2006
9	AUGUSTA 59 DEL 1 AL 30	Augusta Victoria North	300	507-2006
10	AUGUSTA 60 DEL 1 AL 30	Augusta Victoria North	300	508-2006
11	GRILLO V 1/20	Augusta Victoria West	200	15.866
12	GRILLO VI 1/30	Augusta Victoria West	300	15.867
13	GRILLO VII 1/30	Augusta Victoria West	300	15.868
Note: Title information effective July 4, 2016

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 9

4.2

Surface Rights and Permits

The government of Chile owns the surface rights and there are no permits or agreements required for access to the Property.  Permits for basic exploration are not required in Chile and SQM, the original owner, had acquired the necessary permits to drill the Property.  There is no surface water on the Property and as such, no water permit is required.

4.3

Environmental Liabilities

To the best of the author’s knowledge, there are no known environmental liabilities or encumbrances on the Property.

Figure 4.1: Location Map of the Pampas El Peñon Property

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 10

455000
460000
N
7330000
7325000
7320000
Augusta Victoria North
AUGUSTA 60 DEL 1 AL 30
AUGUSTA 59 DEL 1 AL 30
AUGUSTA 58 DEL 1 AL 30
AUGUSTA 57 DEL 1 AL 25
AUGUSTA 56 DEL 1 AL 20
AUGUSTA 55 DEL 1 AL 15
GRILLO V 1/20
Augusta Victoria West
AUGUSTA 49 DEL 1 AL 30
AUGUSTA 48 DEL 1 AL 30
AUGUSTA 47 DEL 1 AL 30
GRILLO VI 1/30
GRILLO VII 1/30
AUGUSTA 46 DEL 1 AL 20
Pampa Augusta Victoria Yamana
Pampas El Peñon Project Claims
Figure 4.2
June 27, 2016
Claim Boundary
Yamana Deposit
0
1:75,000
2
Km
UTM19S WGS84
Source: Esri, DigitalGlobe, GeoEy
Rouge Resources Ltd

Figure 4.2: Mining Concession Map of Pampas El Peñon Property

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 11

4.4

Underlying Agreements

4.4.1

Rouge Resources and Arena Minerals

Arena Minerals Inc. executed with Rouge Resources Ltd. a letter of intent, dated May 26, 2016, regarding the acquisition by Rouge of 100% of Arena Minerals’ interest in an option agreement to acquire between 85% and 100% of various claim blocks, collectively called the Pampas El Peñon project on February 11, 2013.  To earn this interest, Rouge will pay Arena 9,550,000 common shares and assume Arena‘s requirement to pay to the Sociedad Química y Minera de Chile S.A. certain annual payments and complete certain minimum work commitment expenditures over the remainder of the four year period on a per hectare basis.  Rouge will issue 5,350,000 common shares to Sociedad Química y Minera de Chile S.A. for consideration of a waiver by SQM of the exploration commitments under the option agreements and for the purchase of a 15% ownership in 1700 hectares bringing Rouges final interest in the Property to 100%.  The waiver limits the total work commitment as not more than $1.83 million.  Rouge is required to pay SQM $225,000 and complete the work commitment of not more than $1.83 million by July 27, 2017.

Sociedad Química y Minera de Chile S.A. sent the author a signed consent letter for the transfer of Arena’s interest in the Property to Rouge.

4.4.2

Arena Minerals and Sociedad Química y Minera de Chile

Arena Minerals, formally Antofagasta Gold, entered into an option agreement dated February 21, 2013 with Sociedad Química y Minera de Chile S.A. (‘SQM’, the “Vendor”) to acquire between 85% and 100% of various claim blocks, collectively called the Pampas El Peñon  property.  The Pampas El Peñon  property has been reduced to two groups of claims, the worked claims and the greenfield claims, based on the mineral exploration work completed by the Vendor.

Pursuant to the option agreement entered into between the Company and the Vendor with respect to the 4,300 hectares of worked claims, the Company may acquire a 100% interest in the property by making aggregate cash payments to the Vendor and incur exploration and development expenditures on the worked claims over the option term as listed in Table 4.2.

Table 4.2: SQM Agreement Summary – Worked Claims

Timing	Maximum Land Package (ha)	Work Commitments (USD/ha)	Maximum Work Commitments (USD)	Cash Payment (USD/ha)	Maximum Cash Payments (USD)
On signing, Feb 21, 2013	4,300	-	-	$10	$43,000 (completed)
By May 11, 2014	2,400	$150	$360,000 (incurred)	$20	$86,000 (completed)
By Feb. 11, 2015	2,400	$250	$600,000 (incurred)	$50	$120,000 (completed)
By Feb. 11, 2016	1,700	$325	$552,500	$130	$279,500
By Feb. 11, 2017	1,700	$350	$595,000	$240	$408,000
Totals	1,700	$1075	$2,107,500	$450	$936,500
(Arena Minerals MD&A, Q1, 2013)

The Vendor shall retain a sliding-scale royalty of 0.8% - 5% with respect to the precious metals produced from the Pampas El Peñon  property.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 12

In addition, pursuant to the option agreement entered into between the Company and the Vendor with respect to various greenfield claims, the Company may acquire an 85% interest in the property by making aggregate cash payments to the Vendor and incur exploration and development expenditures on the greenfield claims over the option term as listed in Table 4.3.

Table 4.3: SQM Agreement Summary – Greenfield Claims

Timing	Maximum Land Package (ha)	Work Commitments (USD/ha)	Maximum Work Commitments (USD)	Cash Payment (USD/ha)	Maximum Cash Payments (USD)
On signing, Feb 21, 2013	14,900	-	-	$1	$14,900 (completed)
By May 11, 2014	6,250	$10	$62,500 (incurred)	$3	$18,750 (completed)
By Feb. 11, 2015	6,250	$20	$125,000 (incurred)	$6	$37,500 (completed)
By Feb. 11, 2016	1,700	$50	85,000	$15	25,500
By Feb. 11, 2017	1,700	$290	$493,000	$40	68,000
Totals	1,700	$370	$765,500	$65	$156,000
(Arena Minerals MD&A, Q1, 2013)

The Company may reduce the land position by any number of hectares it chooses at its sole discretion during the term of the option agreement, thus reducing the size of its worked claims property package, future payments and exploration commitments.

4.4.2.1

Property Reductions and Payment Dates

On February 11, 2014, the Company entered into an agreement with the Vendor to extend the February 11, 2014 cash payment and exploration and development expenditure to May 11, 2014 for a cash payment of US$30,000.

On May 11, 2014, the Company reduced its land position to 2,400 hectares of worked claims and 6,250 hectares of Greenfield claims.   On February 27, 2015, the Company reduced its land position to 1,700 hectares of worked claims and 1,700 hectares of Greenfield claims.

On April 18, 2016, the Company entered into an agreement with the Vendor to extend the February 11, 2016 cash payment and exploration and development expenditure for a cash payment of US$50,000.

4.5

Chile Mining Regulations

Chile’s mining policy is based on legal provisions that were enacted as part of the 1980 Constitution.  These were established to stimulate the development of mining and to guarantee the property rights of both local and foreign investors.  According to Chilean Constitution and relevant laws, such as the Constitutional Organic Law on Mining Concessions, enacted in 1982 and the Mining Code, enacted in 1983, the State owns all mineral resources, but exploration and exploitation of these resources by private parties is permitted through mining concessions, which are granted by the courts (Morales & Besa, 2015).

The National Geology and Mining Service (“SERNAGEOMIN”) is the Government agency in charge of providing geological information, technical assistance to public and private interests and to regulate the mining industry in Chile.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 13

4.5.1

Mineral Tenure

Mining concessions grant both rights and obligations, as defined by the Constitutional Organic Law on Mining Concessions and the Mining Code.  Concessions, as soon as they are registered, can be mortgaged or transferred and the concession holder has full ownership of the rights.  Once the concessions are granted, the holder is entitled to obtain the necessary easements and rights of way to facilitate the exploration and exploitation.  In addition, the concession holder has the right to defend his ownership against the State and third parties, including the owner of surface rights, as detailed below.  A concession includes all relevant minerals that may exist within an area, and is obtained by filing a claim application and processing it through a judicial procedure.1 Many of the steps involved in the constitution of mining concession are published weekly in Chile’s Official Mining Bulletin for the relevant region.

Mining rights in Chile are acquired in the following stages:

Pedimento:

A Pedimento is an initial exploration claim whose position is well defined by UTM coordinates defining north-south and east-west boundaries.  The minimum size of a Pedimento is 100 ha, and the maximum size is 5,000 ha, with a maximum length-to-width ratio of 5:1.

The duration of an exploration concession is for a maximum period of 2 years; however, at the end of this 2 year period, the holder of the concession may apply for an extension of 2 additional years if he resigns at least 50% of the total surface of the original concession. The holder of the concession must pay a yearly mining property payment every March.  If this obligation is not fulfilled properly, the holder may still restore it to good standing by paying twice the annual property payment before the concession is taken to auction.  After that, the concession could be bought by a third party or declared terminated by the relevant court.

New Pedimentos are allowed to overlap with pre-existing ones; however, the underlying (previously staked) claim or granted exploration concession have a preference right over the new claims or granted exploration concessions.  If a third party wants to measure or survey (“Mensurar”) over the area, the holder of the underlying claim or granted exploration concession must object to the new claim in the relevant time period, otherwise he will lose his preference right to obtain an exploitation concession over the area where eventually the court may grant the third party an exploitation concession.

Manifestación:

A Manifestación is an initial exploitation claim whose position is well defined by UTM coordinates defining north-south and east-west boundaries.  The minimum size of a Manifestación is 1 ha, and the maximum size is 10 ha.  One Manifestación (claim) can contain one or more pertenencias (exploitation applications) but the Manifestación cannot exceed in total 1.000 ha.

________________________________

1 According to the Constitution minerals are classify  into three groups: (i) Minerals which only the State can take advantage of, such as lithium, oil and other minerals expressly set forth by the Law; (ii) Minerals which are not considered as such by the Law, therefore, belong to the owner of the surface/land, such as the superficial clays and others also stated by the Law; and (iii) The remaining minerals which are not included in the previous groups, which can be subject to exploration or exploitation concessions.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 14

The duration of an exploitation concession is undefined as long as the holder pays the mining property payments.  Furthermore, the holder must pay a yearly mining property payment every March.  In case this obligation is not fulfilled properly, the holder could restore it to good standing by paying twice the annual property payment before the concession is taken to auction.  After that, the concession could be bought by a third party or declared terminated by the relevant court.

A Manifestación could be the result of exercising the preference right granted by an exploration concession or it could be filed by any person who was not necessarily the previous holder of an exploration concession.

Within 220 days of filing a Manifestación, the applicant must file a request for survey (”Solicitud de Mensura”) before the relevant court, in which case the court will order its publication in the Official Mining Bulletin.  Subsequently, third parties may oppose the survey (“Mensura”) within 30 days from the request for survey publication.

Mensura:

The time period to do the Mensura will depend on the filing of objections by third parties.  If no objection has been filed, the survey can be made once the period of time to file objections has expired and within 15 months from the application of the Manifestación.  If an objection has been filed, the survey can only be executed once the opposition trial had ended by a final resolution of the relevant court.  In this last event, even though the term of 15 months mentioned before does not apply, the procedure must not be suspended for more than three months.  Otherwise, the court will declare the expiration of the procedure.  Once surveyed and the Survey Certificate and map presented to the court and reviewed by the National Mining Service (“SERNAGEOMIN”), the application is granted by the court as a permanent property right (“Pertenencia”), which is equivalent to a “patented claim” or exploitation right.

Claim Processes:

At each of the stages of the claim-acquisition process, several steps are required (application filing, publication and registration, fees payments, proportionate property payment and survey application) before court grants a mining concession in favor of the applicant.  A full description of this process is documented in Chile’s Mining Code.

Many of the steps involved in granting the claim are published in Chile’s Official Mining Bulletin for the relevant region (published weekly).  At the Mensura stage if third party oppositions are filed, a process for resolution of conflicting claims is allowed.  Most companies in Chile retain a mining claim specialist to review the weekly mining bulletins and ensure that their land position is kept secure.

Fees:

There are two types of mining payments.  The first type, the holder of a mining concession has to pay a yearly license fee equivalent to a fiftieth % of the Monthly Tax Unit (UTM) per hectare in the case of exploration concessions, and the equivalent to a tenth % of a UTM per hectare in the case of exploitation concessions.  The payment must be made in the month of March of each

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 15

year.  Failure to pay the annual property payment may result in the loss of the mining concession title. Nevertheless, the holder could pay after the expiration of the legal term but charged with the double amount and before the auction.

The second type of mining payment refers to a proceeding fee that the holder of the claim must pay before the application for the granting judgement, in the case of an exploration concession, or before the survey application, in case of exploitation concessions.  This fee is equivalent to half, two, three or four hundredths of a UTM depending on if the Pedimento has less than 300 ha, less than 1.500 ha, less than 3.000 or more than 3,000 ha, respectively, and the equivalent to one, two, four, or five hundredth of a UTM depending on if the Manifestación has less than 100 ha, less than 300, less than 600, or more than 600 ha, respectively.

The owner of an exploration or an exploitation concession is not obligated to do mining works or expend work or money on such activities.  The only obligation of the owner has to retain the concession is to pay the annual license fee.

4.5.2

Surface Rights

Concession owners are not required to have surface rights over the underlying land; however, they do have the right to explore or mine the concession.  Articles 120 to 125 of the Chilean Mining Code refer to mining easements.  Mining laws recognize the necessity of easements for exploring and mining a project, and, therefore, the law seeks to facilitate their constitution.  In case there is no agreement with the owner of the surface rights, the law establishes a summary procedure through the Courts for obtaining easements and determine the amount of the compensation to be paid to the owner of surface rights.  Easements must be established for the particular purpose of benefit to the concession.  Therefore, easements are essentially temporary and will expire with the concession or be restricted or extended according to the activities for which the easements were granted.

4.5.3

Rights of Way

The Mining Code also grants the holder of a mining concession general rights to establish rights of way, subject to payment of reasonable compensation to the owner of the surface land.  Rights of way are granted through a private agreement or court decision, which indemnifies the owner of the surface land or any person that might be affected by the easement.  A right of way must be established for a particular purpose and will expire after cessation of activities for which the right of way was granted.  The owners of mining easements are also obliged to allow owners of other mining properties the benefit of rights of way, as long as this does not affect their own exploitation activities and for the appropriate compensation.

4.5.4

Water Rights

Pursuant to the Water Code the use of continental waters -whether from superficial or underground sources- is subject to the prior application for a water rights concession (derecho de aprovechamiento de aguas), granted by the General Waters Bureau (Dirección General de Aguas). This conditioning obeys to the nature of the waters as a “national good for public use”- jointly with the need for a rational first allocation of the available sources.  The administrative procedure before the General Waters Bureau includes publications in the official gazette, technical reports and, eventually, the settlement of the opposition from third parties, to finally end with a resolution granting or rejecting –totally or partially - the applied water rights. It´s relevant to mention that only three requirements are necessary for the concession of water rights: (1) that no legal impediments exist; (2) that technical evidence exists that there are

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 16

sufficient water resources at the natural source; and (3) that there is no overlapping with existing concessionaires.

According to the characteristics of the water rights, they may be consumptive or non consumptive, permanently or eventually exercisable, and continuously, discontinuously or alternately exercisable. Moreover, water rights are freely transferable to third parties.

Additionally, articles 110 and 111 of the Chilean Mining Code establishes that the owner of a mining concession is entitled, by the sole operation of the law, to use waters found in the works within the limits of a mining concession, to the extent said waters are required for exploration, exploitation and processing works that may are needed pursuant to the type of concession in use.  The main characteristics of such water rights are the following: (i) they can only be used for mining purposes; (ii) they cannot be sold; and (iii) they are temporary, as they are inseparable from mining concession.

4.5.5

Safety Considerations

The Supreme Decree No 132, issued on 2002 by the Mining Ministry (Mine Safety Regulation), establishes the main safety regulatory framework applicable to the mining industry. Such regulations are enforced by the SERNAGEOMIN, which develops authorization processes and inspections over mining projects.

Pursuant to the Mine Safety Regulation, prior starting or restarting operations, mining companies must submit for SERNAGEOMIN´s approval an exploitation plan or its modification, along with a closure plan as describe below.

Moreover the Mine Safety Regulation establishes several rules for the mining companies, applicable mainly to operational procedures, machinery, ventilation conditions, workers safety equipment, works procedures, risk prevention, among others, which every mine site must fulfill considering its nature (open or underground mine).

The infringements to the above regulations could be sanctioned by the SERNAGEOMIN with fines up to 50 UTM. Additionally, in case of persistence or serious infringements the mine site could be temporary or definitively close.

4.5.6

Mine Closure

Law No 20.551, for Mine Closure, issued on 2011, established the legal framework applicable to closure of mining operations, as part of the life cycle of a mining project. The SERNAGEOMIN is entrusted with the approval and enforcement of the closure plans.

Per the Mine Closure Law, prior starting operations, the owner of a mining project must submit a closure plan before the SERNAGEOMIN. The approval procedure varies upon the project capacity: i) large operations with a capacity of more than 10,000 tonnes per month are required to submit a detail closure plan and a financial guarantee to ensure full compliance; ii) operations equal or less than 10,000 tonnes per month and exploration projects are subject to a simplified authorization procedure and no guaranty is required.

The financial guarantee for large projects should comply with the following requirements:

❖

The amount of the guarantee must cover the total value of the cost for the closure plan including post-closure, and is determined by an estimate of the current costs of the plan.

❖

The guarantee must be updated from time to time.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 17

❖

The guarantee must be paid in full within the first two-thirds of the estimated life of the project if less than 20 years or within a period of 15 years if the estimated life of the project is more than 20 years.

❖

The granting of the guarantee must begin from the date of the communication made to the SERNAGEOMIN of the start of operations. Within 30 days from the mentioned communication and during the first year, the value of the guarantee must be equal to 20% of the total closure costs. From the second year on, the payment must be proportional and pro rata to the period which remains for the complete amount.  The guarantee increases until the total value of the closure costs is deposited.  The instruments of guarantee must be liquid and easy to execute. The financial guarantee can be gradually released as the closure plan is executed.

❖

Once the closure is complete and a certificate of final closure is issued by SERNAGEOMIN all guarantees will be released.

❖

The sufficiency of the guarantee will be determinate by the SERNAGEOMIN along with the Security and Insurance Superintendence in accordance with the nature of the guaranties proposed.

Mining companies that are obliged to provide a guarantee have a period of two years to estimate the cost of the closure plan. The closure plan must be approved under the Mining Safety Regulations and the environmental impact assessment system, if applicable.

4.6

Taxation

4.6.1

Income Taxes

4.6.1.1

Taxation on Dividends

1.

General.

Regardless of the form of the entity through which a business may be conducted in Chile, such business will be subject to the corporate tax (the “Corporate Tax”) which is assessed on the net accrued taxable income of such business, currently at a flat rate of 22.5% (year 2015).  Likewise, any and all profit distributions by a Chilean entity to non-residents are subject to a 35% withholding tax (“WHT”) upon remittance abroad.

Depending on the type of taxation system ultimately chosen (which we explain below) and the jurisdiction in which the foreign investor has residence, all or part of the Corporate Tax paid at the local entity level may be credited against the WHT.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 18

2.

Periods 2015 and 2016.

In accordance to the tax reform recently enacted (“Tax Reform”), in the periods 2015 and 2016 distributions to non-domiciled or non-resident shareholders or partners (other than non-taxable income or capital reimbursement) are subject to WHT at a 35% rate regardless of the type of Chilean entity distributing or remitting dividends or profits.2 A credit against such WHT for the Corporate Tax paid by the Chilean entity is available.  The rate of the Corporate Tax for year 2016 is 24%.

Under this regime the WHT applies by the time the dividends or profits are remitted, distributed, credited to the account, placed at the disposal or paid to the corresponding shareholder or partner.

3.

Period 2017 and onwards.

As of January 1st, 2017, Chilean companies may opt between two tax systems: (i) an attributed income system or (ii) a partially integrated system.

Please note that under the attributed income system and the partially integrated system the WHT will apply regardless of the existence of taxable profits and regardless of the type of Chilean entity generating and remitting the respective dividends or profits.

i.

Attributed income system: under this system, companies will be subject to a Corporate Tax that will gradually increase to 25% over the course of the subsequent three years, having commenced in 2014 (increasing each year from 20 to 21%, 22.5% in 2015, 24% in 2016 and 25% in 2017).  At the shareholder or partner level, a 35% WHT will apply on an “attributed basis” from year 2017.  As a result, any non-Chilean resident shareholder or partner will be required to pay a 35% WHT while Chilean resident shareholders will be required to pay the progressive Impuesto Global Complementario (“Complementary Global Tax”), with rates ranging between 0% and 35%, regardless of whether the Chilean company makes a profit distribution or dividend payment.  The Corporate Tax paid by such company will be creditable against the WHT and the progressive Complementary Global Tax.  The actual income distribution to the shareholders or partners will not be taxable.

Therefore, under this regime the overall tax burden on Chilean source income will be 35%, since 100% of the Corporate Tax paid will be available as credit.

ii.

Partially integrated system: under this system, shareholders or partners will be taxed by the profits actually distributed by a company.  In this case, for the year 2017, the Corporate Tax will be 25.5%, and from year 2018 and onwards the Corporate Tax will be 27%.  When the income is actually withdrawn from a company, non-Chilean resident shareholders or partners will be subject to a 35% WHT (while Chilean resident shareholders or partners will be required to pay the progressive Complementary Global Tax, with rates ranging between 0% and 35%) against which 65% of the Corporate Tax already paid by such company will be used as a credit.  However, shareholders or partners resident in a country

_________________________

2 Please note that in accordance to the provisions in force until December 31, 2014, distributions to a non-resident partner (other than non-taxable income or capital reimbursement) made from limited liability companies and branches were subject to WHT at a 35% rate, provided they do not exceed the Corporate Tax taxable profits.  WHT on the excess was deferred up to the next tax year when such taxable profits were available.  This is no longer available.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 19

with which Chile has agreed a double taxation treaty will have the right to deduct a credit of 100% of the Corporate Tax already paid on the relevant income.

Therefore, under this system from year 2018 and onwards the overall tax burden on Chilean source income for foreign investors resident or domiciled in non-treaty countries will be increased from 35% to 44.45% as the full Corporate Tax credit will be included in the taxable base of the corresponding WHT, but only 65% of said Corporate Tax is actually creditable.3 Nevertheless, regarding foreign investors resident or domiciled in countries with which Chile has a tax treaty in-force, the overall tax burden will remain at 35% as these taxpayers are allowed to use as credit 100% of the Corporate Tax.

Although the applicability of a treaty executed under the OECD model does not reduce the WHT rate to be applied in Chile on dividends or profits (35%), this situation allows the foreign shareholder or partner to have a total tax burden of 35%, even in the case the Chilean entity opts to the partially integrated system referred to above.  Therefore, please note that having a shareholder or partner domiciled in a country with which Chile has a tax treaty would compare favorably against the alternative of investing through a jurisdiction with no OECD treaty.

Currently Chile has 25 treaties in force under the OECD model, with the following jurisdictions: Australia, Belgium, Brazil, Canada, Colombia, Croatia, Denmark, Ecuador, France, Ireland, Korea, Malaysia, Mexico, Norway, New Zeeland, Paraguay, Peru, Poland, Portugal, Russia, Spain, Sweden, Switzerland, Thailand and the United Kingdom.

4.6.1.2

Taxation on Capital gains

1.

General.

Generally, any gains obtained in the transfer of shares or equity rights will be taxable in Chile.  Due to the changes introduced by the Tax Reform, which will be fully in force in year 2017, there are special and provisory regimes for years 2015 and 2016.  As explained below, under certain circumstances, double taxation treaties provide for reduced taxation on capital gains derived from the transfer of shares or equity rights.

2.

Periods 2015 and 2016.

The taxable gain is the sales price less the acquisition value adjusted by inflation.  When the owner of shares is a foreign investor that has registered its investment under DL 600, the tax basis corresponds to the higher between purchase price adjusted for inflation or the amount originally brought in, converted into Chilean pesos at the date of the sale.

Generally, the gain would be taxable with an overall tax burden of 35%, composed by the Corporate Tax at a rate of 22.5% (for year 2015) or 24% (for year 2016), plus the 35% WHT, but with the Corporate Tax being a credit against the WHT.

Alternatively, the gain may be subject to the Corporate Tax as single tax treatment at a rate of 22.5% (for year 2015) or 24% (for year 2016).  The sale will be eligible for this regime if the following three conditions are met: (i) the shares have been held for more than one year; (ii) the seller is not habitual (i.e., it is not deemed to participate in the business of buying and selling shares); and (iii) the sale is to an unrelated entity.

____________________________

3 For year 2017 only, the overall tax burden on Chilean source income for foreign investors resident or domiciled in non-treaty countries will be increased from 35% to 43.925%.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 20

There is a special tax regime allowing for exemption for the gain obtained on the sale of shares of publicly traded companies with trading presence, when the sale has been performed in a Chilean stock exchange or in another stock exchange authorized by the SVS (Chilean SEC) or in a public offer process, and provided they were purchased in a stock exchange or in a public offer process or in the placement of shares of first issue due to an incorporation or capital increase, or as a result of the exchange of bonds convertible into shares.

3.

Period 2017 and onwards.

The tax basis is the same, this is, the sale price less the acquisition value adjusted by inflation.  However, taxpayers subject to the attributed income system which provides for a full integration (explained above) are entitled to deduct from the gain the portion of undistributed direct income (i.e. income that has been previously attributed to shareholders and taxed) corresponding proportionally to the shares sold.

The Tax Reform eliminates the possibility of having the capital gains realized either by residents or non-resident taxpayers on the disposition of shares or equity rights qualify for a sole capital-gain tax at the rate of the Corporate Tax.

Under the new rules, the capital gain realized by non-resident will be subject to WHT at a rate of 35% on net gain in all cases.  However, there are two possible scenarios, which at the end result in the same tax burden of 35%, having the only difference of the moment in which the taxes have to be paid and declared.  These scenarios are: (a) in case the sale of shares or equity rights is made within one year of its acquisition, the capital gain will be subject to Corporate Tax and WTH, on a cash or accrual basis; and (b) if the sale of shares or equity rights is made after 1 year of its acquisition, the capital gain will be subject to WHT with a rate of 35% as single tax on a cash or accrual basis. The difference is that under scenario (a) the Corporate Tax is paid in the month following the sale, and the shortfall between the Corporate Tax paid and the WHT, will have to be paid in April of the year following the sale.  In scenario (b) the WHT as single tax, has to be paid in April of the year following the sale.

It should be noted that the applicability of several treaties executed under the OECD model reduces the WHT rate to be applied in Chile on capital gains.  Under certain circumstances described in detail in each of the treaties, Spain, United Kingdom, France, Australia, Belgium, Ireland, Portugal and Sweden limits the WHT at 16%; Colombia and Switzerland limits the WHT at 17%, and Korea and Croatia limits the WHT at 20%.

4.6.1.3

Investments under Decree Law 600 (“DL 600”)

As an alternative, until 31 December 31st 2015, an investment contract can be signed between a foreign investor and the government, allowing the investor to choose a tax rate that is effectively fixed at 42% for a period of 10 years.  This period can be extended up to 20 years if the Foreign Investment Committee grants to the foreign investor the rights contained in Article 11 bis of DL 600.  The investor can choose to return to the normal tax regime only once.

Foreign investors and their local companies are subject to the generally applicable indirect taxes (value-added taxes) and import duties.  However, investors may request that their foreign investment contracts include a clause providing that, for the term they are authorized to make the investment, the rates of both the value-added taxes and import duties applicable to the importation of machinery and equipment not produced in Chile will be kept invariable, to the extent that these goods are included in a list prepared for this purpose by the Ministry of

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 21

Economy, i.e., “grandfathered.” In such cases, the invariability will also apply to the companies receiving the foreign investment.

In addition, investments on capital assets made by foreign investors under DL 600 that meet all the requirements listed above will be exempt from the value-added tax applied on imported goods.

It should be noted that DL 600 provides for further tax benefits depending on the amount of the respective investment project:

1.

Special tax regime for projects exceeding USD$50 million (Article 11 bis of DL 600): Under this regime, for investments of more than USD$50 million, the purpose of which is the development of industrial or extractive projects, including mining schemes, the following terms and rights may apply, if included in the foreign investment agreement: (a) the 10 year period referred to may be extended to 20 years; (b) investors may effectively freeze all tax legal provisions, as well as interpretative resolutions of the Chilean Internal Revenue Service in force at the date of execution of the contract, which relate to asset depreciation regimes, carrying forward of losses and start-up and organizational expenses; (c) investors may carry their accounting records in foreign currency; and (d) other benefits to be applied on projects involving the export of goods.

In order to authorize this special regime, the Foreign Investment Committee must have previously received a favourable report issued by the Council of the Central Bank, which sets out the operational guidelines and conditions regarding access to foreign currency markets to remit capital and profits abroad.  Compliance with these guidelines and conditions is supervised by the Central Bank.

2.

Special tax regime for mining projects exceeding USD$50 million (Article 11 ter of DL 600: In the case of investments of at least USD$50 million, the purpose of which is the development of mining projects, the following terms and rights may apply for a term of 15 years, starting from the commencement of operations of the company, provided that they are included in the foreign investment agreement: (a) investors can stipulate that the legal provisions regarding the specific tax on mining activities referred to in Articles 64 bis and 64 ter of the Income Tax Law applying at the time the foreign investment contract is signed, are invariable; (b) investors will not be affected by new taxes, including royalties or similar tax burdens, applied specifically on mining activities established after the signature of a foreign investment agreement; (c) investors will not be affected by amendments to the amount or method of calculation of the exploration or exploitation mining licenses established in the Mining Code.

The rights established in Article 11 ter are not compatible with those granted by Article 11 bis and the invariable tax regime for income tax indicated above, except for the right to maintain accounting in foreign currency.

4.6.1.4

Customs Duties

Generally a flat rate of 6% is applicable on the cost, insurance and freight (C.I.F.) value for goods imported to Chile.  Goods which are considered as an original product from countries with which Chile has special free trade agreements are subject to lower import taxes or may be tax exempt.

4.6.1.5

Value Added Tax

A 19% Value Added Tax ("VAT") applies to sales and other transactions involving tangible personal property, payments for certain services and certain real estate transactions.

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VAT applies to the sales of all movable physical assets sold by a person who is a customary seller, and to certain services rendered by business entities, as opposed to professionals.

The tax basis for VAT purposes is the price of the goods or services, including monetary correction, interests, finance charges and penalty interest.

All persons and entities that engage in activities related to goods or services subject to VAT must register with the tax authorities, and must issue stamped and registered receipts or invoices for every transaction.

The VAT liability is determined on a monthly basis, and is calculated over the amount of VAT charged by the taxpayer on all sales made and services rendered (VAT debit), minus a credit for VAT paid by the taxpayer on acquisitions and services received during the same period (VAT credit).

The VAT credit must be evidenced with the appropriate and duly stamped invoices issued by the suppliers of goods and services.  If the credit during a given month is greater than the tax due, the difference can be carried forward and credited against future payments, after being adjusted according to the Chilean inflation. Declaration and payment of VAT is made on a monthly basis with special forms provided by the Treasury Service.

DL 600 establishes that foreign investments in tangible assets shall be subject to the general tax regulations and valued added tax.  However, foreign investors may freeze the VAT (19% at present) as well as the taxes for imported capital equipment at the prevailing rates as of the date of investment.  This special regime applies throughout the period authorized for the investment.  Some capital goods (such as machinery or equipment) are exempt from VAT when these are not produced in Chile and are considered to be in the interests of the country.  These capital goods are published in a list issued by the Ministry of Economy.

4.6.1.6

Mining Taxation and Royalties

The Chilean Law establishes a royalty for mining companies, which has a progressive rate and is calculated based on two concepts defined by law: (a) the “Mining Operational Taxable Income”, which is the net income that is calculated by the taxpayer deducing from the total mining revenues, the cost and expenses, and making the adjustments indicated in the Income Tax Law for the application of the Corporate Tax; and (b) the “Mining Operational Profit Margin” this is the Mining Operational Taxable Income divided by the mining operational revenue, multiplied by 100.

Mining companies whose annual sales exceeds the value of 50,000 tons of fine copper are subject to a progressive tax rate on their Mining Operational Taxable Income that ranges from 5% to 34.5%, depending on the respective Mining Operational Profit Margin.  In this respect, mines with operating margins at a 35 index or below are subject to a 5% rate.  In the case of mines with a Mining Operational Profit Margin of higher than an 85 index, a 14% rate would apply over the part that exceeds the 85 index.  Since it is a progressive rate, each level of the Mining Operational Profit Margin index is taxed with a different rate.  The Law provides rates of 8%, 10.5%, 13%, 15.5%, 18%, 21%, 24%, 27.5%, 31% and 34.5%, which varies depending on the Mining Operational Profit Margin index.

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Mining companies whose annual sales have a value between 12,000 tons and 50,000 tons of fine copper are subject to a progressive tax on their “operational taxable income” that ranges between 0.5% and 4.5%.  Mining companies whose annual sales are equivalent to less than 12,000 tons of fine copper are not subject to this specific mining tax.

4.7

Environmental

❖

Highlights of the Environmental Regulatory Framework

The Chilean Constitution grants all citizens the right to live in a pollution-free environment. It adds that the State is duty bound to assure that such right will not be impaired and to provide for the conservation of nature. It further provides that the law may specifically limit other legal rights in order to protect the environment.

The General Environmental Law (Law No. 19,300), enacted in 1994, set forth the framework and principles for a more integrated approach towards environmental protection and management. Therefore, the General Environmental Law created the Environmental Impact Assessment System (“SEIA”), emission and quality standards and prevention and decontamination plans. Also introduced a civil liability system, based in negligence or fault, for environmental damage. Strict liability systems, contained in special laws, remains in force.

The General Environmental Law was substantially amended in January 2010 pursuant to Law No. 20,417. The revisions provided for the establishment of (i) the Ministry of Environment (Ministerio del Medio Ambiente), responsible for developing environmental policies and regulations, (ii) the Environmental Assessment Service (Servicio de Evaluación Ambiental or “SEA”), responsible for administrating the SEIA, and (iii) the Environmental Superintendence, entrusted with conducting environmental compliance and enforcement of projects approved under the SEIA, emission and quality standards, prevention and decontamination plans and any other environmental instruments established by law.

Lately, on June 28, 2012, Congress enacted Law No. 20,600, providing for the creation of three environmental courts, subject to the Supreme Court’s supervision, in charge of hearing and deciding on environmental disputes.

❖

The SEIA

The SEIA, regulated by Law 19,300 and the SEIA Regulations (Supreme Decree No 40/2013), is aimed at ensuring the environmental sustainability of projects and activities performed by the public and private sectors.

The Environmental Assessment Service is responsible for implementing and administrating the SEIA, and coordinating the project´s assessment with the other Chilean public environmental institutions.  Only listed investment projects or activities must be submitted an Environmental Impact Statement (Declaración de Impacto Ambiental or “DIA”) for assessment. If the project´s impacts are significant, an Environmental Impact Study (Estudio de Impacto Ambiental or “EIA”) is required.  The final approval of the DIA or EIA, as applicable, is granted by the Regional Environmental Assessment Commissions or the National Director of the Environmental Assessment Service, if the project affects more than one Region of Chile.

Pursuant to Law 19,300 and the SEIA Regulations mining exploitation projects with a capacity of more than 5,000 ton/month must be submitted to the SEIA. In the case of pre-exploitation activities, only advance exploration works (prospections), which consider more than 40 platforms with their relevant drilling holes must be submitted to the SEIA. Exploration activities,

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such as discovery works, surveys and drilling works that consider less platforms are not required for an environmental assessment.

The SEIA process begins with the DIA or EIA submittal to the SEA of the Region where the works included in the project or activity will be carried out or the National Director, if affects more than one Region.  After an admissibility test, the SEA delivers the DIA or EIA to the sectorial environmental authorities, which must review and revert with comments and clarifications, if applicable.  The SEA will consolidate the requests and send them back to the project holder, who must reply by means of one or two addenda to the DIA or EIA. The EIA´s assessment has a mandatory process of public participation.  Also, projects assessed through a DIA that generate environmental burdens, such as landfills or sewage treatment plants, could be subject to a public participation process. After public participation and the assessment by the sectorial authorities is completed, the SEA must elaborate a consolidated report (ICE) containing the project´s description, identified impacts and it´s mitigation, compensation and compensatory measures.  Finally the Regional Environmental Assessment Commission or the National Director, as applicable, must render a resolution approving (Resolución de Calificación Ambiental or “RCA”) or rejecting the project or activity.

The project owner is entitled to file a complaint, in case the final decision rejects the DIA or EIA or imposes conditions or additional requirements. Also, individuals and legal entities that took part in the public participation are entitled to contest the environmental approval. The complaint must be filed before the National Director in case of a DIA and before a committee of Ministers (Comité de Ministros) in case of an EIA. The rulings of the National Director or the committee of Ministers may be challenged before the corresponding Environmental Courts.

Another remedy granted by the Constitution, is the “Recurso de Protección”, in which the affected party can file it before the Court of Appeals with jurisdiction over the competent environmental authority, which is empowered to rule on the adoption of the measures it deems necessary to reestablish the law and ensure the protection of the affected party. Usually, if the Court finds that there was an illegal or arbitrary environmental approval, it can invalidate such resolution and order that a new environmental impact assessment be carried out. Nevertheless with the environmental courts in place it is expected that the admissibility of this constitutional remedy shall be limited to exceptional circumstances.

4.7.1

Sectorial Environmental Permits

The RCA authorizes to start the project´s construction and operation stages, subject to different environmental requirements.  Additionally some sectorial environmental permits (“PAS”) and other sectorial permits are required to develop the project.

The Environmental Law Regulations establish the requirements of environmental nature that must be incorporated to the DIA or EIA in order to obtain the corresponding PAS during the environmental assessment.

If the RCA approves the issuance of a sectorial environmental permit during the assessment process it means that such PAS was granted only from an environmental perspective.  Accordingly, the project owner shall still require the granting of the PAS before the relevant sectorial authorities.  Nevertheless, such authorities shall not be allowed to deny the PAS based on environmental issues, but could make requirements or observations of different nature (non-environmental).

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Antofagasta Region (II), Chile
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4.7.2

Indigenous Consultations

Chile ratified Convention No 169, concerning Indigenous and Tribal People on 2008.  For the implementation of the Convention, was enacted Decree No 66, issued on March 4, 2014 by the Ministry of Social Development, which regulates the procedure for consultations regarding legislative and administrative decisions that may affect indigenous people.

Moreover, according to the SEIA, indigenous consultations are only required for projects that are assessed through and EIA, as they may produce significant impact over indigenous communities.

4.7.3

Land Use

Chile’s zoning and urban planning are governed by the General Law of Urban Planning and Construction (Ley General de Urbanismo y Construcciones).  This law contains several administrative provisions that are applicable to different geographical and hierarchical levels and sets specific standards for both urban and inter-urban areas.

In addition to complying with the Environmental Law and other legal environmental requirements, projects must also comply with urban legislation governing the different types of land use.  Land use regulations are considered part of the Chilean environmental legal framework.

Land use regulatory requirements are diverse and operate at different levels, the main instruments are the inter-community regulatory plans (Planes Reguladores Intercomunales, PRI) and the community regulatory plans (Planes Reguladores Comunales, PRC).  The PRI’s regulate territories of more than one municipality, including urban and rural territory.

4.8

Foreign Investment

Under Chilean law there are no limitations to foreign investors who want to wholly own a Chilean company.  Foreign companies and individuals can invest in all productive activities and sectors of the economy.  There are, however, restrictions in certain areas, such as coastal trade, the mass media, fishing, and real estate property in border zones.

Certain economic activities considered relevant to national security are restricted to the State, such as the exploration and exploitation of hydrocarbon deposits in coastal waters under national jurisdiction or in areas classified as important to national security, and the production of nuclear energy. However, in certain circumstances foreign companies can invest in these areas.

Potential foreign investors have two legal mechanisms for bringing their capital into Chile.  These are alternative and parallel mechanisms which, in both cases, serve to register the entry of foreign capital.  Foreign investors can freely choose one of these alternatives when materializing an investment: (i) Chapter XIV of the Chilean Central Bank’s Compendium of Foreign Exchange Regulations; or (ii) Foreign Investment Statute established in DL 600.

Chapter XIV of the Chilean Central Bank:  Under this administrative system, the entry of foreign capital is registered by commercial banks which, in turn, coordinate with the Central Bank of Chile, as provided by Chapter 14 of the Central Bank Foreign Exchange Regulations (the “Foreign Exchange Regulations”).  A minimum of USD$10,000 can be brought in through this mechanism in the form of currency or loans.  This mechanism does not imply signing a contract with the State of Chile, nor limit or restrict the repatriation of capital invested in Chile or

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of the profits obtained from the investment. Capital entering Chile under Chapter XIV is subject to the general Chilean regulations and cannot apply to be subject to the provisions of DL 600.

Foreign Exchange Regulations impose two basic restrictions on foreign loans, deposits, investments and capital contributions:

- They must be made through the Formal Exchange Market; and

- The parties must inform the Central Bank by filing in the appropriate registration forms.

Foreign Investment Statute or Decree Law 600 (DL 600):  DL 600 applies to investments made in Chile by foreign individuals and foreign public and private legal entities (including companies, foundations, foreign states and international organizations), as well as by Chilean individuals domiciled abroad.  Under DL 600 foreign investors enter into a legally-binding contract with the Chilean State, which cannot be modified unilaterally by the State. However, investors may request the amendment of the contract to increase the amount of the investment, change its purpose, or assign its rights to another foreign investor.

Under DL 600, a “foreign investment” can be made in the form of:

- Freely convertible foreign currency brought into the country through an entity authorized to operate within the Formal Foreign Exchange Market (Mercado Cambiario Formal);

- Tangible assets, in any form, which are valued according to the general procedures applying to imports;

- Technology in its various forms, provided it can be capitalized and provided certain conditions regarding its valuation are met. Ownership or rights to the use of technology forming part of a foreign investment under DL 600 cannot be sold separately from the entity to which it was contributed, nor can the technology be subject to amortization or depreciation;

- Loans associated with foreign investments that are authorized by the Central Bank, including the corresponding  terms, conditions and interest, as well as the charges on the total cost borne by the borrower;

- Capitalization of loans and foreign debt in freely convertible currency that have been obtained with due authorization; and/or

- Capitalization of profits, which can be remitted abroad.

To have access to this mechanism, the minimum investment amount is USD$5 million for investments made in foreign currency and associated loans.  For investments in tangible assets, technology, or capitalization of loans and foreign debt, the minimum amount is USD$2.5 million.  The Foreign Investment Committee retains the right to modify these amounts.

In order to proceed under DL 600, the foreign investor’s investment must be authorised by the Foreign Investment Committee, a governmental agency.  To obtain this approval, the foreign investor must submit an application which includes basic information about the investing company or individual, a description of the project to be undertaken in Chile, the amount and composition of the investment, and other details.

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Upon receiving approval from the Committee, the foreign investor enters into a foreign investment contract with the Chilean State, by public deed, before a Notary Public in Chile.  Although not a lengthy or complicated document, the standard term foreign investment contract establishes the respective rights and obligations of the parties under DL 600, particularly the guarantees provided to the investor.

In the case of investments in foreign currency, an investor can only execute a foreign exchange operation once a foreign investment contract has been signed with the Chilean State.  However, when submitting the application, the investor can request special authorization to exchange its currency immediately.  Any other type of capital contribution requires the foreign investment contract to be duly signed.

The foreign investment contract shall specify the period during which the foreign investor may bring its investment into Chile.  This period shall not exceed 8 years in the case of mining investments and 3 years in all other areas.  However, the Foreign Investment Committee may extend these limits to a maximum of 12 years, in case of mining investments that require previous exploration, and up to 8 years, in case of investments in industrial and non-mining extractive projects for amounts of no less than USD$50 million, considering the nature of the project.

As a matter of policy, from time to time the Foreign Investment Committee sets limitations regarding the funding of the projects it approves.  Currently, the Committee requires a 75:25 debt to equity ratio.  This means that equity must constitute at least 25% of the approved total investment amount of each project and the remaining 75% may be raised by the company in the form of international debt finance ( “associated credit”) or domestic debt finance ( “internal credit”).

Article 11 of DL 600 authorizes the Foreign Investment Committee to impose restrictions on access to local financing or internal credit.  Currently there are no such restrictions.

DL 600 provides the following rights to foreign investors:

❖

Discrimination complaint mechanisms

DL 600 prohibits discriminatory treatment of foreign investors, guaranteeing that they will be subject to the same laws and regulations as local investors in the same area, except where regulations limit access to internal loans for foreign investments under DL 600.  This prohibition parallels the general prohibition on discrimination contained in the Chilean Constitution.  In the event a foreign investor believes it is being discriminated  against, under DL 600 it can pursue a claim with either the Foreign Investment Committee, through an administrative procedure, or if the Committee is unable to resolve the claim, with the Chilean courts.

❖

Repatriation of capital and profits

DL 600 guarantees the foreign investor the right to remit equity capital overseas after a period of one year from its entry into Chile, but only from profits or from the proceeds of the sale or liquidation of all or part of the assets, business, shares or rights representing the investment.  Reinvested profits are not subject to this one year restriction, and may be repatriated at any time. No tax or other levy applies to such remittances up to the amount of the materialised investment.

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DL 600 guarantees foreign investors access to the Formal Foreign Exchange Market, for the repatriation of the capital investment and/or profits.  Access to the Formal Foreign Exchange Market for remitting capital or profits abroad requires a prior certificate from the Executive Vice-President of the Foreign Investment Committee stating the amount to be remitted.  This certificate is granted or refused for an express cause within 10 days from the date an application is filed.

❖

Tax regime

Under a foreign investment contract, foreign investors may have access to certain tax benefits (please see tax section above).

Termination of DL 600 regime and new mechanism applicable to foreign investments over USD $5,000,000.

The possibility for a foreign investor to have access to the DL 600 foreign investment agreement mechanism will be available until December 31, 2015, as provided by Law No. 20,780.

All foreign investment agreements executed before such date will be valid and enforceable, and foreign investors will keep all its rights, duties and special regime associated with DL 600 mechanism.

To replace DL 600 regime, a new law is under discussion in Chilean parliament.

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Antofagasta Region (II), Chile
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5.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE and PHYSIOGRAPHY

5.1

Accessibility

The Property is located 140 km southeast of the City of Antofagasta and access to the Property is via Route CH-28 to Route CH-5, which is part of the Pan-American Highway and then east on Route B-55 which passes just north of the Augusta Victoria North concession group.  The Property is readily accessible from a paved highway and hence on dirt roads across the desert to access the individual prospects.  Total travel time from Antofagasta to the Property is about two and a half hours.  The City of Antofagasta, the capital of Antofagasta Region and Province with a population of 345,420 (2012, Wikipedia), can be accessed via numerous daily flights from Santiago and other centres in the north of the country and from Lima, Peru.  Flight time from Santiago to Antofagasta is 2 hours.  The Pan-American Highway connects Antofagasta with Santiago, 1,100 kms to the south and the rest of Chile.

5.2

Climate

The climate in the area is typical of the Atacama Desert region between 1000 and 2000 metres elevation.  The Atacama Desert is renowned for being the driest desert in the world.  Average annual rainfall is reported as 1 to 3 mm per year with coastal regions receiving an annual average of 3.4 mm (Antofagasta).  Some weather stations in the Atacama Desert have never reported rainfall.

The average annual temperature is 16.8 C.  The average daily low temperature in the warmest month, January, is 17.5°C while the average daily high temperature is 23.2°.  The coldest month, July, sees an average low temperature of 11.8 C and an average high temperature of 16.5°C (Antofagasta, Wikipedia).  The climate permits exploration and development activities year round on the Property

Due to the warm and extremely arid climate, there is practically no natural vegetation or animal life on the Property

5.3

Local Resources and Infrastructure

The population of the Antofagasta Region, where the concessions are located, is 530,879 (2012) where 65% of this population lives in the capital of Antofagasta.  The city of Antofagasta, is the regional source of skilled and unskilled labour, mining contractors and mining/exploration suppliers for the eight large operating copper-molybdenum/gold mines nearby and the nitrate operations of SQM.  Food and basic supplies can be obtained in Antofagasta, the closest major centre and a two-and-a-half-hour drive from the Property.

With the Pampa Augusta Victoria deposit of Yamana Gold’s El Peñon mine adjacent to the Property, power is available in the area.  Ground water may be available in some areas of the property but water for future mineral processing would most likely be seawater.  West of the town of Sierra Gorda (144 kms north), the new 400 MW thermo-solar power complex is under construction, intended to provide power for future mine expansions in the area.  Surface rights are not required for the future mining operations under Chilean law as concession holders have the right to explore or exploit the concession.  Mining rights are dominant to surface rights and the Mining Code grants the owner of the mineral estate liberal rights to use the surface subject to the payment of reasonable compensation to the surface rights owner.  The area of the concessions is sufficient for any future exploration and development activities.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
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5.4

Physiography

The Property lies in an area of low rolling hills and plains called the ‘Precordillera’, between 1600 and 1,850 metres above sea level.  The terrain has moderate relief with isolated low hills rising out of the pampa and with dry drainages cutting across the landscape.  No permanent surface waters exist on the Property and the drainages are only active during seasonal flash floods.

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Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

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6.0

HISTORY

The early mining history of the Antofagasta region and the Property are related to the nitrate industry of northern Chile as described in the following sections.

6.1

Caliche Exploitation in Northern Chile

The following text has been modified after Garcés, 2000.

The first shipment of caliche from Tarapacá went to the region of Concepcion, before 1800, in order to provide alkali in the manufacture of soap.  Tadeus Haenke, a Polish scientist who entered Peru in 1794, contributed to Tarapaquenian industrial technology in 1808 when he gave the formula known in Europe to convert the caliche of Tarapacá to potassium nitrate.  On July 21, 1830, Chile started exporting nitrate to major world markets as this is the date on which the first vessel-carrying nitrate arrived in the port of Liverpool.  The industrialization stage began in 1853 with the incorporation of the steam engine patented by Pedro Gamboni, starting exports of sodium nitrate and causing the construction of new plants and diversifying other operations.  At that time, all caliche was produced in Tarapacá, then part of Peru and now in the Chilean Region 1.

The process then, was to place the previously milled caliche in iron containers, and then adding mother liquor, obtained in a previous cycle.  This was vigorously stirred and heated to boiling.  The clays were then decanted to produce a sodium chloride precipitate.  The remaining liquor was placed in wooden trays, which crystallized sodium nitrate upon cooling.  Based on this process, several plants were built in San Antonio de Zapiga, east of Pisagua, located 127 road kilometres northeast of Iquique.  The increased production between 1809 and 1812 of 1,140 tons of nitrates were shipped to Lima for  the manufacture of explosives.  In 1810, nitrate mines were built in Pampa Negra, Zapiga and Negreiros.

The nitrate process was used with minor modifications until 1880 when Chilean Pedro Gamboni (CORFO, 1989), replaced the fuel used in the process with direct steam injection.  Twenty years later the Englishman, James T. Humberstone introduced indirect steam injection and adopted the countercurrent leaching process developed by Shanks, for the production of soda ash by the Le Blanc process.  This "Shank" caliche process allowed using material with less than 15% nitrate, compared with 50% used in the above processes, thus translating into expanded exploitation of caliches that peaked with some 300 operations. Thus, the nitrate industry had become the main economic activity of the country.

Following the application of additional taxes to the Chilean mining companies in the area, the territory was occupied by Chile in February 1879 resulting in the Pacific War involving Chile, Bolivia and Peru.  As a consequence of this war, the Peruvian Tarapacá province and the Bolivian Pacific territories became part of Chile (Simon et al., 2005).

The export of nitrate caused a large influx of money into the country with the production of 2 million tons in 1909.  In 1916, there were 97 nitrate operations in Iquique, 10 in Tocopilla, 30 in Antofagasta, 14 in Aguas Blancas and 19 in Taltal, where the nitrate was known as ‘white gold’.

The development of synthetic nitrates in 1909 (Wikipedia) along with the economic recession of the 30’s severely impacted the nitrate industry causing a drop in the price of nitrate and the Shanks process became uneconomical under these conditions.  This was followed by the

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closing of operations and the beginning of the worst period experienced by the domestic industry.  On May 16, 1944, with the closing of Santa Laura operation, a symbolic date for Chilean people of the pampas, only four nitrate operations were kept in production until 1978 when Oficina Victoria ceased operations.

Sociedad Quimica y Minera de Chile, SOQUIMICH (SQM) was created in 1968 as part of a plan to reorganize the nitrate industry in Chile.  Initially, the ownership of the company was shared between the state (CORFO) and a private entity (Cia. Salitrera Anglo Lautaro SA).  In 1971, the company was taken over by the state, and in 1983, CORFO began privatizing the company until 1988.  Today SQM operates a thriving industry that not only sells natural nitrates but has developed new products.  SQM offers to world markets: potassium nitrate, sodium sulfate, sodium nitrate, iodine and derivatives, potassium chloride, boric acid, lithium carbonate, and all mixtures of specialty fertilizers, industrial, technical grade, etc.  In recent years, the caliche-related mining industry has expanded.  Modern processing plants have appeared in the desert, often very close the ruins of the old oficinas.  Chile became the first iodine and lithium world supplier, as well as one of the major ulexite (hydrated sodium calcium borate hydroxide) and natural nitrate producers.

6.2

Property History

SQM held the Property for non-metallic minerals and possibly conducted preliminary exploration for nitrates on the Property but no evidence was seen in the field for hand dug pits or short, grid drilled, RC holes which are the common methods used by SQM to explore for nitrites.  The author does not know the timing of this preliminary exploration.  The possible reason for limited nitrate exploration on the Property appears to be related to the geomorphology not being ideal for the formation of caliches.

In 2010 and 2011, SQM completed an exploration program on the Augusta Victoria West concession group, focused on epithermal gold-silver vein systems similar to Yamana’s adjacent Pampas Augusta Victoria deposit.

The author has been unable to verify this information about Pampa Augusta Victoria and that the information may not be indicative of the mineralization on the Property.

The program included:

i)

Geologic mapping at a scale of 1:5,000, which covered an area of 25 km2, and traced thirteen faults on the Property.  The mapping covered some 74% of the Property’s 34 km2.

ii)

Excavations of nineteen trenches, the trenches were reported oriented to crosscut the mapped, north trending, geologic structures.  In total 2,857 metres of trenches were excavated.

iii)

Systematic one-metre sampling of the trenches produced 1,288 samples.

iv)

Surface geochemical sampling of geologic structures following quartz float and this produced 22 samples.

v)

Drilling of 26 RC holes for 1,710 m drilled. The drill holes were sampled on one-metre intervals producing 963 samples. The holes were drilled to between 50 and 162 metres depth. The drill holes showed anomalous values for arsenic and antimony. No significant results for gold or silver were recorded from the drilling and this is possibly due to short drill hole depths (Vega E., 2012).  Significant drill hole and trench results

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Rouge Resources Ltd.	Page 33

are summarized in Figure 6.1. To the Company’s knowledge no further exploration was conducted by SQM on the Property.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 34

Figure 6.1: Summary of SQM Exploration Results 2010/11

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 35

7.0

GEOLOGICAL SETTING and MINERALIZATION

The Pampas El Peñon Property is located in Region II of northern Chile, 140 kilometres southeast of Antofagasta in the Province and Municipality (Commune) of Antofagasta.  This area of northern Chile and the rest of the central Andes have been known as a preeminent metallogenic province for more than 100 years.  The central Andes currently produce some 40 percent of world-mined copper (2011), as well as significant gold production

7.1

Regional Geology

The Property in situated in a physiographic area of the Atacama Desert known as the ‘Precordillera’ (Figure 7.1) or more commonly known as the ‘Cordillera Domeyko’.

Figure 7.1: Physiographic Provinces of Northern Chile with Concession Outline
(after Delouis et el., 1998)

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 36

The Cordillera Domeyko is bounded to the west by the Central Depression and to the east lies the Preandean depression.

This region is part of the approximately 6,000-km-long Andean Copper province and comprises several long and markedly linear, orogen-parallel metallogenic belts, each developed during a restricted metallogenic epoch.  In the central Andes, from southern Peru to central Chile and contiguous Argentina, an incipiently developed belt of late Paleozoic to early Mesozoic porphyry copper mineralization is partly overlapped by four east-ward-younging copper belts, namely:  middle to late Mesozoic (Middle-late Jurassic to Early Cretaceous) on the Pacific coast, Paleocene to early Eocene, middle Eocene to early Oligocene, and, along the eastern border of the orogen, Miocene to early Pliocene, all but the first dominated by porphyry copper mineralization and associated deposit types.  Porphyry copper deposits in the northern part of the Paleocene to early Eocene belt, in southern Peru, and the southern part of the premier middle Eocene to early Oligocene belt, in northern Chile, coincide with major orogen-parallel fault systems that underwent syn-mineralization reverse displacement.  The middle to late Mesozoic belt also contains major orogen-parallel faults but with normal and normal-oblique motions synchronous with copper mineralization of iron oxide-copper-gold, manto-type copper (Manos Blancos), and subordinate porphyry copper types.  In contrast, remaining portions of the Tertiary Copper belts, along with the central Chile segment of the Miocene to early Pliocene belt, lack evidence for such clear-cut structural control on deposit location (after Sillitoe et al., 2005)

The geology of the Cordillera Domeyko and the Central Depression are dominated by products of Late Cretaceous to early Eocene magmatic arcs that developed to the east of the Jurassic to Early Cretaceous magmatic arc following a Middle Cretaceous orogeny (Coira et al., 1982; Boric et al., 1990; Davidson and Mpodozis, 1991).  These rocks are part of the Paleocene belt (Figure 7.2) which comprises basaltic to rhyolitic lavas and tuffs, subvolcanic porphyritic intrusions, and granitoid stocks that extend from southern Peru to central Chile and range in age from 72 to 40 Ma (Boric et al., 1990; Marinovic et al., 1995; SERNAGEOMIN, 2003).

The Paleocene belt between latitudes 22°45’ and 25°15’S is characterised by abundant exposures of felsic volcanic rocks and is host to several epithermal deposits, including El Peñón and the recently discovered Pampa Augusta Victoria deposit, which lies just east of the Property concession boundary. North of this part of the belt, exposures of felsic to intermediate subvolcanic and intrusive rocks are associated with Paleocene porphyry Cu-Mo deposits at Spence, Sierra Gorda, Cerro Colorado, and Mocha. To the south, the geology is characterised by exposures of intermediate-composition volcanic rocks between latitudes 25°15’ and 26°30’S, intermediate and felsic volcanic rocks between 26°30’ and 27°30’S, and dominantly felsic to intermediate subvolcanic and intrusive rocks south of 27°30’S. The distribution of volcanic and intrusive rocks and occurrences of porphyry Cu deposits indicate uplift and erosion to relatively deep levels north and south of that part of the Paleocene belt which hosts Yamana’s El Peñón and other epithermal deposits (Sillitoe, 1991; SERNAGEOMIN, 2003).

The author has been unable to verify this information about Pampa Augusta Victoria and that the information may not be indicative of the mineralization on the Property.

Bedrock exposure is generally poor and concealed by caliche made up of massive crystalline salts and chusca, powdery low-solubility residual sulfates at the surface.  Basaltic to rhyolitic, pyroclastic and flow units, subvolcanic rhyolites, and volcaniclastic breccias of Late Cretaceous to early Eocene age and of inferred Early Cretaceous age are the main rock types in the district.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 37

Inferred Early Cretaceous rocks consist of several, distinct, thin rhyolitic pyroclastic units and dacitic to andesitic flow units that are exposed only in the northern part of the district.  In the western part of the district, voluminous, rhyolitic pyroclastic rocks with minor dacitic to andesitic flows of Late Cretaceous age overlie inferred Early Cretaceous rocks.  In this area, both the Early and Late Cretaceous volcanic rocks are intruded by 67 ± 2 Ma dioritic to monzodioritic rocks and locally by Late Cretaceous dacite domes.  Paleocene and early Eocene volcanic rocks host the El Peñón Mine and Pampa Augusta Victoria deposit.

The author has been unable to verify this information about Pampa Augusta Victoria and that the information may not be indicative of the mineralization on the Property.

This stratigraphy consists of a lower sequence of volcanic breccia and andesitic to basaltic flows overlain by a sequence of rhyolitic to dacitic pyroclastic rocks (59.2 ± 1.6 Ma; Cornejo et al., 2003), dacitic to andesitic flows, and volcanic breccia.  These rocks are intruded by, and the upper parts intercalated with, rhyolitic flows and domes (54-55 Ma; Cornejo et al., 2003).  The mostly flat-lying to gently east- and south-dipping volcanic rocks are intruded by minor andesitic dikes of likely early Eocene age that appear to be coeval with Au-Ag mineralisation at El Peñón mine (Robbins, 2000). Andesites south of the district have ages (50.5 ± 1.7 to 52.9 ± 1.8 Ma, K-Ar; Cornejo et al., 2003) that partly overlap the age of Au-Ag vein formation at El Peñón (Pearson and Rennie, 2008).

The Paleocene and early Eocene volcanic rocks are locally intruded by 48.2 ± 1.3 Ma (K-Ar; Rojas, 1994) diorite that is exposed in the eastern and southern parts of the district, locally in fault contact with the Augusta Victoria Formation.  The dominant faults in the district controlled the margins of a graben containing Paleocene and early Eocene rocks.  On the west side of the district, Falla Dominador trends north-northeast and places Early and Late Cretaceous volcanic rocks and Late Cretaceous intrusive rocks against Paleocene and Early Eocene volcanic rocks.  North-trending faults with up to hundreds of meters of displacement define the eastern margin of the graben and place Eocene intrusions against Paleocene and Early Eocene rocks.  Throughout the district, faults displaying both normal and, less commonly, reverse displacement exhibit offsets of meters to tens of meters and trend north-south, northeast, or northwest.

Veins and dikes indicate the orientation of dilational structures active during their formation. North-trending faults host the highest-grade Au-Ag-bearing veins, northeast trending faults host veins with generally lower Au-Ag grades, and northwest-trending faults host mostly barren quartz and calcite veins (Robbins, 2000).  The dominant orientations of andesitic dikes are north, northwest to north-northwest, and east to east-northeast.

The simplified geology map of the Antofagasta Region (II) is shown in Figure 7.3 (SERNAGEOMIN, 2003).

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 38

Figure 7.2: Paleocene to Early Eocene Copper Belt (after Sillitoe et al., 2005)

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 39

Augusta Victoria North
Augusta Victoria West
Pampa Augusta Victoria Yamana
Dominator Fault
El Peñon Yamana
Fortuna Yamana
Rouge Resources Ltd
Pampas El Peñon Project
Regional Geology
Figure 7.3
June 27, 2016
Claim Boundary
Yamana Deposit
Fault
0
1:75,000
5
Km
UTM19S WGS84
440000
445000
450000
455000
460000
7330000
7325000
7320000
7315000
7310000
7305000
7300000

Figure 7.3: Simplified Regional Geology of Chile, Region II

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 40

PlQa
Pliocene to Quaternary Alluvial Deposits

PlQn
Pliocene to Quaternary nitrate deposits

Mga
Atacama Gravels (Miocene: 17 to 9.3 Ma)

Emv
Middle Eocene volcanics (ca. 46 Ma)

Emh
Middle Eocene hypabyssal intrusions (45-42 Ma)
a) Pyroxene-and pyroxene-hornblende andesite porphyries
b) Hornblende-biotite-(pyroxene) dacite porphyries

Emg
Middle Eocene porphyritic monzonites and monzodiorites of the La Mula Complex (45-43 Ma)

Eih
Lower Eocene hypabyssal intrusions (48-46 Ma)
a) Pyroxene-and pyroxene-hornblende andesite porphyries
b) Hornblende-biotite-(pyroxene) dacite porphyries

Eig
Lower Eocene diorites and monzodiorites of the La Mula Complex (50-48 Ma)

Eiv
Lower Eocene Volcanic Units
a) Basaltic lavas
b) Andesitic to dacitic lavas

Psh
Upper Paleocene hypabyssal intrusions

Eidr
Lower Eocene rhyolitic domes and feeders (53 - 50 Ma)

Eidrd
Lower Eocene rhyodacitic domes and feeders (53 - 50 Ma)

Psdd
Upper Paleocene to Lower Eocene dacitic domes and feeders (57 - 54 Ma)

Psdrd
Upper Paleocene rhyodacite domes and feeders (60 - 54 Ma)

Psdr
Upper Paleocene to Lower Eocene rhyolite domes, feeders and hypabyssal intrusions (57 - 54 Ma)

Psbr
Upper Paleocene to Lower Eocene rhyolitic breccias

Psa
Angelina Porphyry (ca. 57 Ma)

Psg
Paleocene syenogranite, west of Anillo complex

Psv
Upper Paleocene Volcanic Units (60-55 Ma)
a) Rhyolitic and rhyodacitic ignimbrites
b) Dacite lavas
c) Andesite lavas
d) Intercalated fluvial sediments
e) Basalt lavas
f) Coarse andesites and dacites of the Anillo Complex
g) Volcaniclastic breccias

Pih
Lower Paleocene hypabyssal intrusions

Piv
Lower Paleocene Volcanic Units (65-60 Ma)
a) Andesite lavas
b) Rhyodacitic ignmbrites and welded block-and-ash deposits
c) Dacite lavas or domes
d) Intercalated fluvial sandstones and siltstones

Ksav
Augusta Victoria Formation (Campanian to Maastrichtian)
a) Trachytic lavas
b) Basal fluvial sandstones
c) Sanidine-biotite rhyolite ignimbrites

Ksqm
Quebrada Mala Formation (Campanian to Maastrichtian)
a) Rhyolitic to dacitic ignimbrites
b) Andesitic lavas
c) Andesitic to basaltic andesite breccias
d) Fluvial and lacustrine sandstones and siltstones

Ksg
Late Cretaceous gabbros, diorites and quartz monzodiorites (68-65 Ma)
a) Gabbros
b) Diorites and quartz monzodiorites
c) Granodiorites and tonalites

Kct
Cerro Trapecio Strata (informal unit; Late Lower Cretaceous)
a) Basal sanidine rhyolite domes and feeders
b) Fluidal trachytes
c) Fine andesite lavas
d) Fluidal rhyodacites

Kh
Early Upper Cretaceous hypabyssal intrusions

Kpo
Late Lower Cretaceous coarse pyroxene andesite porphyries ("ocoites")

Kia
Aeropuerto Formation (Neocomian)
1) Lower unit of fluvial sandstones and sedimentary breccias
1b) Coarse sedimentary breccias and conglomerates
2) Upper unit of volcaniclastic breccias with intercalated sandstones
i) Undifferentiated

Kisa
Santa Ana Formation (Kimmeridgian to Neocomian)

Jsg
Late Jurassic granodiorite porphyries of the Precordillera

JKln
La Negra Formation (Jurassic to Lower Cretaceous)

Jcd
Cerro Dominador Strata (Informal unit; Lower Jurassic)
a) Biotite-sanidine rhyolite ignimbrites
b) Fine andesite lavas

Jp
Profeta Formation (Jurassic marine member)

Trad
Agua Dulce formation (Upper Triassic)
a) Quartzites and silty sandstones
b) Marine carbonate facies
c) Basal coarse sedimentary breccias
d) Basalt lavas
e) Ignimbrites

Trp
Profeta Formation (Triassic Marine Member)

Trdr
Fine fluidal rhyolite domes

Pzca
Cerro El Arbol Formation (Permian)
a) Fluvial sandstones, siltstones and mudstones
b) Marine carbonate facies

Pzlt
La Tabla Formation (Carboniferous)
a) Welded rhyolitic crystal tuffs
b) Sanidine - biotite rhyolite domes

Figure 7.4: Legend for Simplified Regional Geology of Chile, Region II

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 41

7.2

Local Geology

The rocks on the Augusta Victoria property correspond mainly to an acid volcanic sequence made up of dacites, rhyodacites and lesser rhyolite domes and dykes of the Augusta Victoria Formation.  The sequence generally has a shallow dip to the west, to the west of the concessions, and the composition tends to become slightly more mafic with andesite making up about half the outcrops found on the Augusta Victoria West concession group.

Intrusive rocks correspond to rhyolite domes and dykes that are considered favorable targets to host mineralized veins as found on Yamana Gold’s Pampa Augusta Victoria mine located immediately east of the Property and at the main El Peñon  mine some thirty kilometres to the south.  There are five areas with rhyolite domes and dykes on the Augusta Victoria West concession group and all of these areas contain anomalous trace element values similar those reported on Yamana’s PAV property to the east.  The Augusta Victoria North concession group has no bedrock outcrop and geologic mapping was completed based on float.  Details of the recent geochemical sampling program are reported in the exploration section of this report.

The author has been unable to verify this information about Pampa Augusta Victoria and that the information may not be indicative of the mineralization on the Property.

The Chilean government geology map covering the property is shown in Figure 7.4.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 42

Mga
Atacama Gravels (Miocene: 17 to 9.3 Ma)
Emv
Middle Eocene volcanics (ca. 46 Ma)
Emh
Middle Eocene hypabyssal intrusions (45-42 Ma)
a) Pyroxene-and pyroxene-hornblende andesite porphyries
Eidr
Lower Eocene rhyolitic domes and feeders (53 - 50 Ma)
Psdrd
Upper Paleocene rhyodacite domes and feeders (60 - 54 Ma)
Psdr
Upper Paleocene to Lower Eocene rhyolite domes, feeders and hypabyssal intrusions (57 - 54 Ma)
Psg
Paleocene syenogranite, west of Anillo complex
Psv
Upper Paleocene Volcanic Units (60-55 Ma)
b) Dacite lavas
g) Volcaniclastic breccias
Pih
Lower Paleocene hypabyssal intrusions
Ksav
Augusta Victoria Formation (Campanian to Maastrichtian)
c) Sanidine-biotite rhyolite ignimbrites
Ksqm
Quebrada Mala Formation (Campanian to Maastrichtian)
a) Rhyolitic to dacitic ignimbrites
b) Andesitic lavas
Augusta Victoria North
Augusta Victoria West
Pampa Augusta Victoria Yamana
460000
455000
7330000
7325000
7320000
56.8 ± 0.8 1
56.9 ± 1.4 1
55.4 ± 1.5 1
55.1 ± 0.8 1
56.3 ± 0.8 1
53.2 ± 1.0 1
49.5 ± 0.5 1
Pampas El Peñon Project
Local Geology
Figure 7.5
June 28, 2016
Claim Boundary
Yamana Deposit
0
1:75,000
2
Km
UTM19S WGS84
Rouge Resources Ltd

Figure 7.5: Local Geology Map, Sernagiomin, 2003

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 43

8.0

DEPOSIT TYPES

The principal deposit type on the Property is low sulphidation epithermal gold-silver deposits hosted in steeply dipping fault controlled veins (Pearson and Rennie, 2008) and potentially intermediate epithermal systems as well.  Both deposit types are related to porphyry intrusive magmatic activity along the “West Fissure” or Precordillera fault system (Ruetter ert el., 1993).

Porphyry copper systems commonly host skarn, carbonate replacement, sediment-hosted gold-silver and high, intermediate and low sulphidation epithermal deposit types in addition to the porphyry deposits (Figure 8.1).  These deposit types are centred on plutons that form at convergent plate boundaries (Sillitoe, 2010).  Porphyry copper deposits are an important source of copper supply and commonly rank among the largest copper deposits in the world.

The intrusive rocks that host porphyry copper deposits are typically intermediate to felsic in composition, porphyritic in texture and are often associated with multiple intrusive events that form composite intrusion centres (Seedorff et al., 2005).  There is a typical alteration zoning that exists in porphyry copper deposits with potassic (K-feldspar- biotite) at the core followed by sericitic (muscovite/sericite ± chlorite) and clay dominant assemblages with distance from the centre (Seedorff et al., 2005).  Much of the mineralization in porphyry deposits is contained within veins that include veins with sulphides associated with potassic alteration and pyritic veins with sericite halos (Seedorf, 2005).  Veins may also form stockworks, which are a common feature of porphyry style mineralization.  In addition to copper, porphyry deposits commonly contain gold, molybdenum, tungsten and tin.

Copper skarns are one sub-type of a diverse group of deposits formed dominantly through the metasomatism of carbonate rocks.  The degree of metasomatism involved in skarn formation can vary from negligible, in the case of metamorphism of carbonate to produce calc-silicate hornfels, to complete, resulting in the formation of a metasomatic, coarse grained skarn (Meinert, 1993a).  It is this high degree of metasomatism where the composition of the metasomatic fluid controls the resulting skarn and ore mineralogy that often results in the most economic skarn deposits (Meinert, 1993a).  Copper skarns are the most abundant skarn type, and include some of the world’s largest skarns (Einaudi et al., 1981; Meinert, 1993b).

Epithermal deposits form at shallower depths (<1.5km) and lower temperatures (<300oC) than porphyry deposits (Simmons et al., 2005).  Various classification schemes have been used for epithermal deposits but three types are generally recognized.  High sulphidation deposits are formed from acidic, dominantly magmatic fluids and have associated alunite, kaolinite, pyrophyllite and residual (vuggy) quartz.  Low sulphidation deposits are associated with near neutral, primarily meteoric fluids and have associated quartz-adularia (±illite-calcite) assemblages.  Intermediate sulphidation deposits are associated with quartz-calcite with minor chalcedony and adularia, manganese carbonate fluorite, gypsum/anhydrite.  Gold or silver may be the dominant economic metal, although gold may be minor in some deposits.  Zinc and lead are commonly about 1% and copper and minor tin may increase at depth (White, 2011).

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 44

Figure 8.1: Porphyry Copper System showing related deposit types
(after Sillitoe, 2010).

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 45

9.0

EXPLORATION

9.1

Aster Alteration Image Mapping

The exploration program during 2013/2014 started with an initial phase of target selection using satellite imagery (ASTER) to identify exposed alteration zones and main structural features and trends.  The Pampas El Peñon area was analyzed but the image interpretations did not produce any priority targets on the Property for field follow-up with prospecting and sampling.  The Augusta Victoria concessions do not have surface alteration of interest for field follow-up detectable by Aster and the possible reasons for the lack of Aster targets are that the potential targets lie under cover or have only small outcrop expressions (less than the 25 m resolution of ASTER images).

9.2

Geochemical Sampling

The surface field program started in December of 2013 and continued intermittently for five months.  The five rhyolite domes were systematically sampled with particular attention paid to the fault contacts and any mineralized or alteration zones including sections of the SQM trenches.  Following the sampling, a preliminary geological map was made of the area.  A total of 460 rock chip or float samples were collected during the program of exploration and areas with potential for epithermal gold-silver mineralization were identified as future drill targets.  Anomalous values for silver, arsenic, lead, antimony and zinc were encountered and the interpretation of these results are discussed in the next section.  The results of the geochemical sampling are shown in Figures 9.1 to 9.5.  The figures also show the proposed drill targets labelled from A to E.

Two different types of surface rock sampling have been used:

1.

Grab samples - chips/pieces of rock taken from outcrop, float or dumps;

2.

Panel samples - composite chip samples taken over an area of between 0.5x0.5m to 1x0.5m;

All rock samples are placed into plastic sample bags, labelled and securely closed with single use ties as the samples are taken.

The sample quality is good and the samples appear to be representative with no biases known to the author.  Sampling quality control is discussed in Section 11.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 46

Photograph No. 1: Photograph of Rhyolite Dome and SQM Trench from Target B

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 47

455000
460000
7330000
7325000
7320000
N
S
Augusta Victoria North
E
Augusta Victoria West
A
F
C
D
B
Augusta Victoria Mine (Yamana)
Pampas El Peñon Project
Ag ppm Samples
Figure 9.1
July 4, 2016
Target Area
Claim Boundary
Augusta Victoria Mine (Yamana)
0
1:75,000
2
Km
UTM19S WGS84
ppm Ag Sample (Arena)
0 - 2
3 - 5
6 - 10
11 - 30
31 - 50
Rouge Resources Ltd

Figure 9.1: Pampas El Peñon Geochemical Sampling – Silver

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 48

455000
460000
7330000
7325000
7320000
N
S
Augusta Victoria North
E
Augusta Victoria West
A
C
F
D
B
Augusta Victoria Mine (Yamana)
Pampas El Peñon Project
As ppm Samples
Figure 9.2
July 4, 2016
Target Area
Claim Boundary
Augusta Victoria Mine (Yamana)
0
1:75,000
2
Km
UTM19S WGS84
ppm As Sample (Arena)
1 - 10
11 - 30
31 - 70
71 - 200
201 - 500
501 - 1634
Rouge Resources Ltd

Figure 9.2: Pampas El Peñon Geochemical Sampling - Arsenic

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 49

455000
460000
7330000
7325000
7320000
Augusta Victoria North
E
Augusta Victoria West
A
F
C
D
B
Augusta Victoria Mine (Yamana)
Pampas El Peñon Project
Pb ppm Samples
Figure 9.3
July 4, 2016
Target Area
Claim Boundary
Augusta Victoria Mine (Yamana)
0
1:75,000
2
Km
UTM19S WGS84
ppm Pb Sample (Arena)
0 - 50
51 - 200
201 - 500
501 - 1000
1001 - 4367
Rouge Resources Ltd

Figure 9.3: Pampas El Peñon Geochemical Sampling - Lead

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 50

455000
460000
7330000
7325000
7320000
N
Augusta Victoria North
E
Augusta Victoria West
A
F
C
D
B
Augusta Victoria Mine (Yamana)
Pampas El Peñon Project
Sb ppm Samples
Figure 9.4
July 4, 2016
Target Area
Claim Boundary
Augusta Victoria Mine (Yamana)
0
1:75,000
2
Km
UTM19S WGS84
ppm Sb Sample (Arena)
0 - 5
6 - 12
13 - 30
31 - 70
71 - 241
Rouge Resources Ltd

Figure 9.4: Pampas El Peñon Geochemical Sampling – Antimony

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 51

455000
460000
7330000
7325000
7320000
Augusta Victoria North
E
Augusta Victoria West
A
F
C
D
B
Augusta Victoria Mine (Yamana)
Pampas El Peñon Project
Zn ppm Samples
Figure 9.5
July 4, 2016
Target Area
Claim Boundary
Augusta Victoria Mine (Yamana)
0
1:75,000
2
Km
UTM19S WGS84
ppm Zn Sample (Arena)
0 - 20
21 - 50
51 - 200
201 - 500
501 - 2005
Rouge Resources Ltd

Figure 9.5: Pampas El Peñon Geochemical Sampling – Zinc

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 52

9.3

Exploration Results and Interpretation

There are five areas with rhyolite domes and dykes on the Augusta Victoria West concession group.  All of these areas contain anomalous trace element values similar in range to that found on Yamana Gold’s mine property to the east.  Arsenic, antimony and to some extent zinc show anomalous distributions similar to that found on the Yamana mine property (see geochemical distribution maps above).

The author has been unable to verify this information about Pampa Augusta Victoria and that the information may not be indicative of the mineralization on the Property.

Target D also has a very strong manganese and goethite content within a hydrothermal breccia (possibly a diatreme) which is a common component of the veins at the PAV mine (see Photo 2).

In addition to the geochemical signatures, the selected targets have the favorable geological context consisting of alteration, geochemical anomaly and a structure cutting or in close contact with the rhyolite/dacite-andesite sequence as described below:

•

Rhyolite dome (Target B): a prominent rhyolite dome is located just two kilometres southwest of Yamana’s Pampa Augusta Victoria pit.  The rhyolite is greyish in color, slightly porphyritic, with argillic alteration.  Two prominent north-south striking structures with anomalous arsenic values intersect the dome.  A zone of highly siliceous chert is located on the west side of the dome (see Photo 3) indicating possible proximity to the contact with the country rock although the contact is not seen.  Such contact zones are considered highly favorable exploration targets at the El Peñon mine (Arsenseau, V., personal comm.)

•

A zone of anomalous As-Sb in trenches and drill holes is located just over one km north of the dome above (Target A).  Short exploration drill holes in this area cut strong iron oxides with rhyolitic sections in contact with dacite and quartz veining.  Although no rhyolite crops out at surface, the area is considered favorable for locating mineralized veins at depth.

•

A contact between andesite/dacite and rhyolite (Target C) with anomalous As and strong iron oxides in an SQM drill hole and a related structure was located during the re- mapping of the property.  This target is interpreted as the northern continuation of the structure located on the west side of the main rhyolite dome (target B) one kilometre to the south.

•

Target D: Near the west boundary of the claim block is an area of strong manganese and iron oxides within a major silicified hydrothermal breccia striking roughly N-S.  The breccia has a very fine matrix with heavy manganese and hematite.  Large blocks of the breccia are made up of a porous silica network possibly representing a gaseous phase.  This area has some of the highest As values on the property and is similar in appearance to zones hosting productive veins at the El Peñon mine.

•

The structure-hosting target D is interpreted to continue north one kilometre to Target F where it cuts into a possible rhyolite dome with high As values at surface.

Although there are other structures on the property, none are associated with known occurrences of breccia or rhyolite dykes and domes.  For this reason, these structures are considered low priority exploration targets and not recommended for testing in the first phase of drilling.  Sections of the proposed drilling are shown in Figure 9.7.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 53

Photograph No. 2: Core Photographs from Yamana’s Pampa Augusta Victoria Deposit,
Core from Holes DDV 0002 and DDV 0003 Showing High Manganese and Goethite
Content.

Photograph No. 3: Photograph of Chert from Target B

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 54

455000
460000
Augusta Victoria North
E
P6
P7
P8
P9
P10
Section 3
Augusta Victoria West
Yamana
Rhyolite
Andesite
7325000
7325000
Overburden
A
P5
F
Section 2
P4
C
Augusta Victoria Mine (Yamana)
Dacite
D
P1
Section 1
P2
P3
Siliceous Breccia
B
Rhyolite Dome
Simplified Geology
Andesite
Dacite
Rhyolite
Rhyolite Dome
Siliceous Breccia
7320000
Pampas El Peñon Project
August Victoria West & North Plan
Figure 9.6
July 4, 2016
Proposed Drill Hole
Historic Drill Hole
Target Area
Structure
Inferred Mineralized Vein (Yamana)
Mineralized Vein (Yamana)
Augusta Victoria Mine (Yamana)
ppm As Sample (Arena)
1 - 10
11 - 30
31 - 70
71 - 200
201 - 500
501 - 1634
0
1:50,000
2
Km
UTM19S WGS84
Rouge Resources Ltd

Figure 9.6: Pampas El Peñon Plan Map Showing Exploration Results, Section Locations

and Proposed Drilling

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 55

Photograph No. 4: Photograph of Manganese Breccia from Target D

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 56

Schematic Sections
(Facing North)
Figure

July 04, 2016

Augusta Victoria West

Section 1
Target D
Target B
P1
SQM Hole
SQM Hole
P2
P3
-1,800m
Dacite
Breccia/ Diatreme(?)
-1,600m
Andesite
Rhyolite Dome
-1,400m
500m
Chert
500m
550m
0 125 250 m

Section 2
Target C
Target A
Property Boundary
Augusta Victoria Mine
SQM Hole
SQM Hole
P4
P5
-1,700m
Dacite
Andesitic Tuff
-1,600m
Rhyolite Dome & Dikes
-1,400m
Andesite
500m
500m
0 125 250 m

Augusta Victoria North

Section 3
Targets- Inferred Mineralized Zones (Yamana)
P6
P7
P8
P9
P10
Dacite
Andesitic Tuff
-1,500m
Inferred Mineralized Zone
Andesite
-1,300m
500m
500m
500m
Rhyolite Dome & Dikes
550m
550m
0 125 250 m

Rouge Resources Ltd

Pampas El Peñon Project
Sections with Proposed Drilling
Figure 9.7

Figure 9.7: Pampas El Peñon Schematic Sections with Proposed Drilling

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 57

10.0

DRILLING

There is no current drilling on the Pampas El Peñon property.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 58

11.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1

Arena 2013/2014 Program

This description is of the sampling procedure, security and analysis for samples from the 2013 exploration program carried out by Arena Minerals.  Information regarding sample preparation, analyses and security for the historic programs of SQM was not disclosed to the author.

Two different types of surface rock sampling have been used by Arena to date:

1.

Grab samples - chips/pieces of rock taken from outcrop, float or dumps;

2.

Panel samples - composite chip samples taken over an area of between 0.5 x 0.5 m to 1 x 0.5 m;

All rock samples are placed into plastic sample bags, labelled and securely closed with single use ties as the samples are taken.

All samples were securely stored in the Barquedano office prior to shipment to the Acme preparation laboratory in Copiapó by contract transportation personnel.  Samples were prepared in Copiapó and splits of the pulps were couriered to Acme Labs in Santiago and Vancouver for assay.  Acme's Santiago and Vancouver facilities are ISO 9001:2000 registered laboratories.  Samples are analyzed for gold by fire assay followed by atomic absorption spectroscopy (AAS) finish and by gravimetric finish for samples exceeding the upper limit of analysis (over limit).  Silver, copper, molybdenum, lead and zinc, together with 30 other elements, were assayed by inductively coupled plasma-mass spectrometry (ICP-MS) following aqua regia (partial) dissolution of each pulp

The author knows of no relationship between Acme Labs (now part of Bureau Veritas (Inspectorate)) and Arena other than the provision of analytical services.

11.2

Quality Control Measures

Arena has established a comprehensive QA/QC program that is applied to all of the company’s sampling activities whether from drilling, surface sampling, mapping, or trenching.  The control samples represent approximately fifteen percent of all samples taken in any given program and a summary of the procedure is provided below.

The overall objective of the QA/QC program is to ensure that results are representative of the actual values for any given medium (drill core, RC chips, trench or hand samples, etc) and to detect possible contamination and errors in accuracy or precision at the laboratory.  The procedures implemented by Arena were taken from generally accepted procedures available in the industry and were audited by outside consultants to ensure that they comply with generally accepted industry standards as well as current NI 43-101 requirements.  Control samples are included in the sampling stream, before shipment to the assay laboratory, according to the following procedures:

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 59

Type	Rocks, soils, etc	Sediments	Drilling (DDH, RC)
Standard	1 in 20	1 in 20	1 in 20
Fine blank	1 in 50	1 in 50	1 in 20
Coarse blank	1 in 50	1 in 50	1 in 50
Duplicate	1 in 50	1 in 50	1 in 50

11.2.1

General procedures

•

Site geologists are responsible for ensuring that standards and blanks are inserted in the correct positions within the sample stream.

•

Site geologists are responsible for the selection of the twin and duplicate samples.

•

The field description-sampling template must include the correct code of the standards, as well as the identification of blanks and duplicates.

•

Sample tags must be visible on all bags and the sample number must always be written with a permanent marker on the outside of each bag.

•

Surface samples (rocks, soil, sediments, etc) should not weigh more than 2.0 kg.

•

Site geologists are responsible for selecting which standard to include in the sample stream.  Standards must be mixed and the same standard should not be used in all batches.

•

In order to ensure adequate control on the “chain of custody”, samples were transported from site to the laboratory by private transport used exclusively for the company’s samples.

•

Samples were packed in large sealed sacks that have a separate numbered tag to ensure that samples are not manipulated during transport.

11.2.2

Definitions

•

Field duplicate samples (2%) Duplicates are obtained by splitting the half core into quarters, or taking a second channel sample parallel to one that has already been taken in order to obtain a second sample as close as possible to the original.  Both samples should be collected under the same conditions, prepared and assayed by the same laboratory. Each sample must have its own sample number and ideally be analysed in the same batch.  Twin samples are taken 1 in 50.

•

Coarse preparation duplicates (2%) These are duplicates taken immediately after the first stage of crushing and splitting, which are analysed at the same laboratory but with different sample numbers.  The samples are used to evaluate errors in splitting or sub-sampling.  The frequency is also 1 in 50 and personnel from the laboratory are used to prepare these samples.  An empty sample bag prepared with its sample number and a note indicating that it is for a coarse preparation duplicate is included in the sample stream at site.

•

Coarse blanks (2%) These are made up of coarse sterile material that must be submitted for the entire assay procedure in the same sample stream as regular exploration samples.  Coarse blanks are to be inserted, normally, immediately following

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 60

mineralized samples to check for potential contamination at the laboratory but at no less than a ratio of 1 in 50.

•

Pulp duplicate (2%) These are duplicates of regular samples that have been pulverized, split and assigned a different sample number from the original sample.  These samples are to verify the analytical precision of the laboratory and are inserted by laboratory personnel as instructed by the site geologist in the same way as for the coarse duplicates (1 in 50).

•

Fine blanks (2%) These are pulverized sterile material that are also to be inserted, normally, immediately following mineralized samples but at no less than a ratio of 1 in 50 to check for potential contamination at the laboratory during the assay procedure.  Fine and coarse blanks are to be inserted in the sampling stream, one immediately following the other in all cases.

•

Certified standards (5%) They are samples prepared under controlled conditions by specialized companies, which must form part of the regular sample stream analysed by the primary laboratory as well as the secondary laboratory (if it applies). Standards are included at a rate of 1 in 20 in the sampling stream.

The standards used in the 2013-2014 exploration program were manufactured by WCM Minerals of Burnaby, British Columbia, Canada.  The standards used in the program are listed in Table 11.1 and the number submitted to the assay lab as well as percent difference from the recommended values for those standards analyzed are shown in Table 11.2.

Table 11.1: Description of standards used for quality control

Standard ID	Recommended Values
	Au (ppm)	Ag (ppm)	Cu (%)
PM927	2.95	40	-
PM929	5.10	65	-
PM1141	0.55	19	1.09

Table 11.2: Results of assays of certified reference standards

Standard ID	No. Assays	Percentage difference from recommended value
		Au	Ag	Cu
PM927	8	+2	+5	-
PM929	10	-4	+5	-
PM1141	7	+3	-1	-4

The total number of standards analyzed was 25 and, of those, no failures were reported.

During the program 22 blanks were analyzed with the samples, of those 11 were coarse blanks and 11 were fine blanks.  The results from the coarse blanks were reported at the detection limit for gold and silver.  The copper analyses of coarse blanks showed some low-grade scatter and three contaminated blanks.  Results from the fine blanks were similar with the reported values at detection limit for gold, silver, and again low-grade scatter for copper but with two anomalous values reported.

Duplicates analyzed during the program were 16 field duplicates and 8 of both coarse preparation and pulp duplicates.  No anomalies were noted on visual inspection.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 61

There were no remedial measures taken by the company to correct for the weakly anomalous copper values encountered in the blanks. The decision was taken in view of the relatively low values encountered and that the focus of the program was on Au and Ag which didn’t show any evidence of contamination.

The samples from the 2016 verification sampling were delivered by the author to ALS Global’s preparation laboratory in Antofagasta.  Samples were collected in the field by the author as grab samples from surface subcrop or as a chip sample from a trench.  The samples were bagged, labelled and sealed at the time they were collected.  The samples remained in the custody of the author until they were delivered to ALS Global’s preparation laboratory in Antofagasta.

Samples delivered to ALS Global’s preparation laboratory in Antofagasta used the same assay procedures as described for the program in Section 11.1.

No QA/QC was included with the two verification samples.

The author believes the sample handling, preparation and analyses of these samples is adequate for this stage of exploration on the Property.

11.2.3

Conclusions

It is the opinion of the author that the sample preparation, security, analytical procedures and analyses are consistent with industry best practice and are adequate for the purposes of this technical report.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 62

12.0

DATA VERIFICATION

12.1

Verification Sampling Results

The trench chip sample and the surface grab sample confirm the presence of geochemically anomalous zones and mineralization related to epithermal vein systems on the property.  The author’s verification samples were taken from two drill targets on the 3,400 ha property.  It appears that the data is adequate for the purposes of this technical report.  Sample locations are shown in Figure 12.1.  Photograph 4 shows the material sampled in sample 2 and Photograph 5 shows sample 1.  Sample results are listed in Table 12.1.

Data verifications for this report included examination and sampling of the mineral showings on the property, review of the results of previous exploration programs and confirmation of the option agreement and concession tiles by Arena Minerals’ lawyers.  The author believes that these data verifications are sufficient for this exploration stage property.

Table 12.1: Verification Samples from the Pampas El Peñon Property

Sample	Ag ppm	As ppm	Sb ppm	Zn ppm	Width (m)	Description
1	0.012	162.5	3.39	29.8	0.70	Chip sample from trench on drill target B
2	0.017	430	1.325	23.8	Grab	Grab sample from silicified manganese breccia on drill target D

Photograph No. 5: Sample 1 from the SQM Trench on Drill Target B

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 63

Mga
Atacama Gravels (Miocene: 17 to 9.3 Ma)
Emv
Middle Eocene volcanics (ca. 46 Ma)
Emh
Middle Eocene hypabyssal intrusions (45-42 Ma)
a) Pyroxene-and pyroxene-hornblende andesite porphyries
Eidr
Lower Eocene rhyolitic domes and feeders (53 - 50 Ma)
Psdrd
Upper Paleocene rhyodacite domes and feeders (60 - 54 Ma)
Psdr
Upper Paleocene to Lower Eocene rhyolite domes, feeders and hypabyssal intrusions (57 - 54 Ma)
Psg
Paleocene syenogranite, west of Anillo complex
Psv Upper Paleocene Volcanic Units (60-55 Ma)
b) Dacite lavas
g) Volcaniclastic breccias
Pih
Lower Paleocene hypabyssal intrusions
Ksav Augusta Victoria Formation (Campanian to Maastrichtian)
c) Sanidine-biotite rhyolite ignimbrites
Ksqm Quebrada Mala Formation (Campanian to Maastrichtian)
a) Rhyolitic to dacitic ignimbrites
b) Andesitic lavas
460000
Augusta Victoria North
Augusta Victoria West
Pampa Augusta Victoria Yamana
Sample 2
Sample 1
56.8 ±0.8 1
56.9 ±1.4 1
55.4 ±1.5 1
55.1 ±0.8 1
56.3 ±0.8 1
53.2 ±1.0 1
49.5 ±0.5 1
7325000
7320000
455000
Pampas El Peñon Project
Sample Locations
Figure 12.1
Sample Location
Claim Boundary
Yamana Deposit
0
1:75,000
2
Km
UTM19S WGS84
Rouge Resources Ltd

Figure 12.1: Verification Sample Locations

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 64

13.0

MINERAL PROCESSING and METALLURGICAL TESTING

The author is not aware of mineral processing or metallurgical testing of mineralized material from the Pampas El Peñon Property.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 65

14.0

MINERAL RESOURCE ESTIMATES

The author is not aware of any Mineral Resource or Mineral Reserve estimates for the Pampas El Peñon Property.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 66

23.0

ADJACENT PROPERTIES

Region (II) of Chile has numerous world-class mining operations and many of them are adjacent to the Property.  The most noteworthy properties within 10 km (6 miles) that meet the criteria defined in NI 43-101, Section 1.1 are as follows:

•

Yamana Gold’s Pampa Augusta Victoria mine, which is part of the El Peñon mine.

The sub-parallel Victoria vein system, within the Pampa Victoria vein system is described as a near surface, high-grade core of mineralization occurring over 400 metres along strike and 100 metres down dip and remains open along strike and down dip (Yamana Gold NR, 2011).

The author has been unable to verified this information and that the information may not be indicative of the mineralization on the Property.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 67

24.0

OTHER RELEVANT DATA and INFORMATION

To the author’s best knowledge, all the relevant data and information has been provided in the preceding text.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 68

25.0

INTERPRETATION and CONCLUSIONS

The Pampas El Peñon Property displays styles of mineralization characteristic of the low to intermediate sulphidation epithermal deposits similar to El Peñon where the veins do not crop out on surface.  The Central Andean Paleocene belt is ~1900 kilometres long and extends from southern Peru to central Chile.  Mineralization is associated with an orogen-parallel metallogenic belt of highly prospective Jurassic and Paleocene-Early Miocene volcanic and intrusive rocks.  This suite of rocks hosts the Lomas Bayas, Spence, Sierra Gorda, El Peñon, Faride and Mantos Blancos mines from the Antofagasta Region of Northern Chile and the region accounts for almost 18% of world copper production (2011) and significant gold production.

The author has been unable to verify this information about El Peñon and that the information may not be indicative of the mineralization on the Property.

The initial exploration work was designed to verify the validity of previous work carried out on the property and review the existing exploration targets. Existing trenches were visited and selected samples were collected to verify the previously reported anomalies of trace elements. The RC chips from the short drill hole program carried out by the previous owners were reviewed and the existing geology mapping was reviewed.

Current exploration on the Property has identified five priority targets with geochemical and geological features similar to productive low-sulphidation epithermal veins found on Yamana Gold’s Pampa Augusta Victoria mine located immediately to the East of the property limit.

The author has been unable to verify this information about Pampa Augusta Victoria and that the information may not be indicative of the mineralization on the Property.

The Property is in the early exploration stage, the risks and uncertainties associated with this stage of exploration are the challenges in discovering new, potentially economic, epithermal systems on a property where the majority of the property is covered by recent colluvial and alluvial deposits.  The foreseeable impacts of these risks and uncertainties would be the failure to discover additional mineralization that would limit its exploration potential.

The Pampas El Peñon property warrants further exploration for epithermal gold-silver systems with the potential of discovering a low sulphidation epithermal deposit.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 69

26.0

RECOMMENDATIONS

The recommended exploration and work programs, in US dollars, for the five drill targets on the Property, are as follows:

Phase I $889,000

•

Geophysical survey $7,000

Ground Magnetic Survey

•

6,500 m RC drill program $715,000

•

Geologists $70,000

•

Assays $70,000

•

Truck rentals $10,000

Includes fuel and maintenance

•

Accommodations $5,000

•

Travel $7,000

•

Supplies and misc. $5,000

The work program will consist of 700-line kms of ground magnetics covering both concession groups.

The RC drill program will test the five drill targets on the concession groups as detailed in Figure 9.7.

The Phase II program is contingent upon positive results from the Phase I program.  Following a thorough compilation and review by a qualified person the following Phase II drill program is recommended to further test significant results from Phase I:

Phase II $220,000

•

1,500 m RC drill program $165,000

•

Geologists $20,000

•

Assays $20,000

•

Truck rentals and maintenance $5,000

•

Travel $5,000

•

Accommodations $3,000

•

Supplies and misc. $2,000

The follow up drill program is to test any significant results from Phase I.

Program total $1,109,000

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page 70

27.0

REFERENCES

Agar, B., 2014, Aster Alteration Mineral Mapping; Pampas El Peñon Area, N. Chile, prepared by Australian Geological and Remote Sensing Services, prepared for Arena Minerals, internal company report, 22 p.

Arsenseau, V, 2016, Personal Communication

Benavides-Caceres, V., 1999, Orogenic Evolution of the Perúvian Andes; in Geology and ore Deposits of the Central Andes, Society of Economic Geologists Special Publication Number 7, Skinner, B.J. (ed), pp. 61 - 107

Boric, R.; Diaz, F., Maksaev, V.; 1990, Geología y Yacimientos Metalíferos de la Region de Antofagasta. Boletín Nº 40. Servicio Nacional de Geología y Minería. 246 p.

Collins, S.E., Moore, C.M., and Scott, K.C., 2010, Technical Report on the El Peñon Mine, Northern Chile, prepared for Yamana Gold Inc., 132 pp., December 7, 2010.

Cornejo, P., Matthews, S., and Pérez de Arce, C., 2003, The “K-T” compressive deformation event in northern Chile (24-27°S): Congreso Geológico Chileno, 10th, Concepción, 2003, CD-ROM, 11p.

Delouis, B., Philip, H., Dorbath, L., Cisternas, A., 1998, Recent crustal deformation in the Antofagasta region (northern Chile) and the subduction process, Geophysics Journal Int. (1998) 12, 302-338.

Erickson, G., 1981, Geology and origin of the Chilean Nitrate Deposits.  USGS Professional Paper 1188, 37 pp.

Ferraris, F, 1978, Carta Geologica de Chile, No. 35, 1:250,000, Hoja Anotofagasta

Garcés Millas, I., 2000, Minerales Industriales: Boro, Litio, Salitre y sus derivados. Recursos, Procesos asociados, Mercados y Usos, Universidad de Antofagasta, Chile. 26 p.

Marinovic, N., Smoje, I., Maksaev, V., Herve, M., and Mpodozis, C., 1995, Hoja Agua Blancas, Región de Antofagasta: Carta Geológica de Chile, No. 70, Santiago, Servicio Nacional de Geología y Minería.

Minerals Yearbook, Vol. III, 2011, Mineral Industries of Latin America and Canada, USGS, Minerals Information, 198 p.

Pearson, J. L., and Rennie, D. W., 2008, Technical Report on the El Peñón Mine, Chile, Resource Audit, prepared for Yamana Gold Inc., 130 pp., February 11, 2008.

Peterson, U., 1999, Magmatic and Metallogenic Evolution of the Central Andes, in Geology and Ore Deposits of the Central Andes, B. J.Skinner Editor, pp. 114 - 116.

Reutter, K.,J., Chong, G. and Scheuber, E., 1993, The “West Fissure” and The Precordillera Fault System of Northern Chile: Second ISAG, Oxford (UK), 1993, pp 237-240.

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
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Rouge Resources Ltd.	Page 71

Robbins, C.H., 2000, Geology of the El Peñón gold-silver deposit, northern Chile, in Cluer, J.K., Price, J.G., Struhsacker, E.M., Hardyman, R.F., and Morris, C.L., eds., Geology and ore deposits 2000: The Great Basin and beyond: Geological Society of Nevada Symposium, Reno, 2000, Proceedings, p. 249-264.

Rojas, O., 1994, Geología, alteración y mineralisación del prospecto Anillo, II Región, Chile: Santiago, Universidad de Chile, Memoria de título, 63p.

Seedorff, E., Dilles, J. H., Proffett, J. M., Jr., Einaudi, M. T., Zurcher, L., Stavast, W. J.A., Johnson, D. A., and Barton, M. D., 2005, Porphyry deposits; characteristics and origin of hypogene features: Economic Geology 100th Anniversary Volume, p. 251-298.

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NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016

Rouge Resources Ltd.	Page i

Date and Signature Page

CERTIFICATE OF QUALIFIED PERSON

I, James Albert McCrea, am a professional geologist residing at 306 - 10743 139 Street, Surrey,

British Columbia, Canada do hereby certify that:

I am the author of the "NI 43-101 Technical Report on the Pampas El Peñon Property, Province and

Municipality of Antofagasta, Antofagasta Region (II), Chile”, dated July 4, 2016;

•

I am a Registered Professional Geoscientist (P. Geo.), Practising, with the Association of Professional Engineers and Geoscientists of British Columbia, (Licence # 21450). I graduated from the University of Alberta, Canada, with a B. Sc. in Geology in 1988.

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I have worked as a geoscientist in the minerals industry for over 25 years and I have been directly involved in the mining, exploration and evaluation of mineral properties mainly in Canada, the United States, Mexico, Peru, Chile, Argentina, Bolivia and Colombia for gold, silver, copper, molybdenum and base metals;

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I visited the Pampas El Peñon Property and area on May 31st to June 1st, 2016.

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I had no prior involvement with the property before I visited it in May of 2016;

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I was retained by Rouge Resources Ltd. to prepare an exploration summary on the Pampas El Peñon Property, Province and Commune of Antofagasta, Antofagasta Region (II), Chile, in accordance with National Instrument 43-101. The report is based on my review of project files and information provided by Arena Minerals Inc., the Property vendor, and discussions with company personnel;

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I am responsible for all sections of the "NI 43-101 Technical Report on the Pampas El Peñon Property, Province and Municipality of Antofagasta, Antofagasta Region (II), Chile”, dated July 4, 2016.

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I am independent of Rouge Resources Ltd. and Arena Minerals Inc. as independence is described by Section 1.5 of NI 43-101. I have not received, nor do I expect to receive, any interest, directly or indirectly, in Rouge Resources Ltd. or Arena Minerals Inc.

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I have read National Instrument 43-101 and Form 43-101F1 and, by reason of education and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

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As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

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I, the undersigned prepared this report titled “NI 43-101 Technical Report on the Pampas El Peñon Property, Province and Municipality of Antofagasta, Antofagasta Region (II), Chile”, dated July 4, 2016, in support of the public disclosure of technical aspects for the Pampas El Peñon Property by Rouge Resources Ltd.

Dated this 29th day of July, 2016

NI 43-101 Technical Report on the Pampa El Peñon Property, Province and Municipality of Antofagasta,
Antofagasta Region (II), Chile
James A. McCrea, P.Geo.	July 4, 2016